Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

Dated as of

October 21, 2015

by and between

BENEFICIAL BANCORP, INC.

and each of

CONESTOGA BANCORP, INC.

and

CONESTOGA BANK

i

(continued)

(continued)

(continued)

Exhibits

Exhibit A — Bank Plan of Merger

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 21, 2015, is entered into by and between CONESTOGA BANCORP, INC., a Pennsylvania corporation (the “Parent”), CONESTOGA BANK, a Pennsylvania commercial bank (the “Bank”), and BENEFICIAL BANCORP, INC., a Maryland corporation (“Buyer”).

RECITALS

WHEREAS, the Bank is a Pennsylvania commercial bank with its principal office in Chester Springs, Pennsylvania and is a wholly-owned subsidiary of Parent;

WHEREAS, Parent owns all the issued and outstanding common stock, par value $1.00 per share, of the Bank (the “Bank Common Stock”);

WHEREAS, Parent has determined that it is in its best interest to enter into a transaction involving the sale of the Bank Common Stock on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, Parent desires to sell, transfer, convey, assign and deliver to Buyer, and Buyer desires to purchase and accept from Parent, all of the Bank Common Stock (the “Stock Sale”);

WHEREAS, the holders of a majority of the common and preferred shares of Parent have provided irrevocable written consents approving the Stock Sale, and Parent has provided notice of such written consents and the actions approved thereby to holders of the remaining common and preferred shares of Parent that have not provided such written consent; and

WHEREAS, as a material inducement for Buyer to enter into this Agreement, Richard Elko has entered into a consulting agreement with Buyer Bank (as defined herein) and each of James Malloy and Joseph Pucci have entered into employment agreements with Buyer Bank dated as of the date hereof regarding the termination of their existing employment agreements with the Bank as of the Effective Time (as defined herein), continued consulting arrangement or employment with Buyer Bank following the Effective Time, as applicable, and satisfaction of certain payments and other obligations to such officers.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control”

(including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Bank Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of the Bank and its Subsidiaries.

“Bank Loan” means a Loan held in the Bank’s loan portfolio.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970 (or otherwise known as the Currency and Foreign Transactions Reporting Act), as amended.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

“Buyer Bank” means Beneficial Bank, a wholly-owned subsidiary of the Buyer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Department of Banking” means the Pennsylvania Department of Banking and Securities.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

“Environmental Claim” means any written complaint, summons, action, citation, notice of violation, directive, order, claim, litigation, investigation, judicial or administrative proceeding or action, judgment, lien, demand, letter or communication alleging non-compliance with any Environmental Law relating to any actual or threatened Release of a Hazardous Substance.

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Officer” means the Chief Executive Officer, Chief Financial Officer, President, Chief Lending Officer, Chief Operating Officer, Chief Credit Officer, any other employee whose responsibilities include those commonly applicable to persons occupying any of the foregoing titles within the financial services industry.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America, applied consistently with past practice.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any Environmental Law, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins and microbial matter. Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); and (c) copyrights (including any registrations and applications for any of the foregoing).

“Intercompany Payables” means all accounts, notes or loans payable and all advances (cash or otherwise) or any other extensions of credit that are payable by Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) to the Bank and its Subsidiaries.

“Intercompany Receivables” means all accounts, notes or loans receivable and all advances (cash or otherwise) or any other extensions of credit that are receivable by Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) from the Bank and its Subsidiaries.

“IRS” means the Internal Revenue Service.

“Knowledge” of any Person (including references to such Person being aware of a particular matter), as used with respect to Parent, the Bank and any of their Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer of Parent or the Bank. Knowledge, as used with respect to Buyer and its Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer of Buyer or Buyer Bank. Without limiting the scope of the preceding sentences, the term “Knowledge” includes any fact, matter or circumstance set forth in any written notice received by Parent or the Bank, or by Buyer or Buyer Bank, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Authority that is applicable to the referenced Person.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loan Property” means any real property (including buildings or other structures) in which the Bank or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role.

“Material Adverse Effect” means with respect to any Person, any change, development or effect (i) that is, or is reasonably likely to be, material and adverse to the financial condition, results of operations, liquidity or business of such Person and its Subsidiaries, taken as a whole, or (ii) which would, or would be reasonably likely to, materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such Person to consummate the transactions contemplated hereby; provided, however, that a

Material Adverse Effect shall not be deemed to include the impact of (A) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally, (C) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions, including, but not limited to, changes in levels of interest rates generally, (D) the effects of any action or omission taken by Parent or the Bank with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (E) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement), and (F) the public disclosure of this Agreement or the transactions contemplated hereby, except, with respect to clauses (A), (B), and (C), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

“Ordinary Course of Business” means the ordinary, usual and customary course of business of Parent, the Bank and their Subsidiaries consistent with past practice.

“Organizational Documents” means the articles or certificate of incorporation, articles of organization, certificate of formation, charter, bylaws, operating agreement, partnership agreement, shareholder agreement and any other agreement setting forth the rights, duties and obligations of the shareholders, members or partners of any Person.

“Parent Board” means the Board of Directors of Parent.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies),

databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Benefit” means any Tax credit, deduction, amortization, exclusion from income or other allowance for Taxes.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

The following terms not defined above are defined in the sections adjacent to such terms in the table below:

Term:	Section:

401(a) Plan	3.16(c)
Acquisition Proposal	5.07(a)
Acquisition Transaction	5.07(a)
Additional Environmental Assessment	5.14(c)
Agreement	Preamble
ASTM	5.01(v)
Audited Financial Statements	3.09(a)
Balance Sheet Date	3.09(b)
Bank	Preamble
Bank Common Stock	Recitals
Bank Continuing Employees	5.08(a)
Bank Dividend	2.02(a)
Bank Employees	3.16(a)
Bank Merger	2.04

Term:	Section:

Bank Merger Agreement	2.04
Bank Severance Plan	5.08(d)
Bank Tangible Book Value	2.02(a)
Basket Amount	8.05(a)(ii)
Benefit Plans	3.16(a)
BOLI	3.33(b)
Burdensome Conditions	5.04(a)
Buyer	Preamble
Buyer Benefit Plans	5.08(b)
Buyer Indemnified Parties	8.02
Buyer Reports	4.03(a)
Call Reports	3.09(a)
Cap	8.05(a)(i)
Claim	5.21(a)
Claim Information	8.04(a)
Closing	2.03(a)
Closing Date	2.03(a)
Controlled Group Members	3.16(a)
D&O Indemnified Parties	5.21(a)
D&O Insurance	5.21(c)
Disclosure Schedule	3.01(a)
Effective Time	2.03(a)
Environmental Consultant	5.14(a)
ERISA Affiliate	3.16(d)
Expiration Date	9.01(e)
FDIA	3.28
Final Bank Tangible Book Value	2.02(b)
Final Closing Statement	2.02(b)
Financial Advisor	3.15
Financial Statements	3.09(a)
Indemnified Party	8.04(a)
Indemnifying Party	8.04(a)
Informational Systems Conversion	5.12
Initial Resolution Period	2.02(c)
Insurance Policies	3.33(a)
Last Regulatory Approval Date	2.03(a)
Leases	3.31(b)
Loans	3.23(a)
Losses	8.02
Material Contracts	3.13(a)
Maximum D&O Tail Premium	5.21(c)
Neutral Auditor	2.02(c)
Notice of Superior Proposal	5.07(e)
Notice Period	5.07(e)

Term:	Section:

Objections Notice	2.02(c)
OREO	3.23(c)
Parent	Preamble
Parent Indemnified Parties	8.03
Parent Representatives	5.07(a)
Phase I	5.01(v)
Potential Contributor	8.06
Pre-Closing Tax Periods	6.01(a)
Pre-Closing Tax Refund	6.08
Purchase Price	2.02(a)
Purchase Price Determination Date	2.02(a)
Regulatory Agreement	3.14
Regulatory Approval	3.07(a)
Stock Sale	Recitals
Straddle Period	6.01(c)
Superior Proposal	5.07(a)
Tax Claim	6.04(a)
Tax Examinations	3.19(c)
Tax Sharing Agreements	6.07(c)
Termination Fee	9.02(a)
Third Party Claim	8.04(a)
Unaudited Financial Statements	3.09(a)

ARTICLE II

PURCHASE AND SALE

Section 2.01.  Purchase and Sale. On the terms and subject to the conditions set forth herein, and in reliance upon the representations, warranties and covenants contained herein, at the Closing, Buyer shall purchase the Bank Common Stock from Parent, and Parent shall sell and transfer all of the Bank Common Stock to Buyer, free and clear of any Lien.

Section 2.02.  Purchase Price.

(a)           Determination of Purchase Price.  Subject to the provisions of this Section 2.02, the purchase price for all of the Bank Common Stock (the “Purchase Price”) shall consist of a cash payment equal to 160% of the stated book value of the Bank Common Stock as of the Purchase Price Determination Date, excluding the effect of (i) any capital contributed to the Bank by Parent after the date hereof, (ii) third party expenses incurred by Parent or the Bank in connection with the transactions contemplated by this Agreement; (iii) the taking by the Bank of any of the actions required under Sections 5.17(b), 5.17(c) and 5.17(e) hereunder; and (iv) all change of control and severance payments paid or owed to the employees of the Bank in connection with the transactions contemplated by this Agreement, less goodwill and core deposit intangibles (the “Bank Tangible Book Value”); provided, however, that the Purchase Price shall not exceed $105,000,000.  To the extent that the Bank Tangible Book

Value exceeds $65,625,000 as of the Purchase Price Determination Date, the Bank shall declare and pay a dividend to Parent (the “Bank Dividend”) on the Closing Date for the amount of the Bank Tangible Book Value in excess of $65,625,000 and, in such event, the Bank Tangible Book Value shall be $65,625,000.  For purposes of this Section 2.02, the “Purchase Price Determination Date” shall be the last day of the month immediately preceding the Closing Date.

(b)           Delivery of Final Closing Statement.  Not less than five (5) Business Days prior to the Closing Date, Parent shall prepare in good faith and deliver to Buyer a statement (the “Final Closing Statement”) reflecting the Bank Tangible Book Value as of the Purchase Price Determination Date (the “Final Bank Tangible Book Value”).  Subject to applicable law, Buyer shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by Parent, the Bank, their Subsidiaries or their respective accountants in connection with Parent’s preparation of the Final Closing Statement, as well as to executive, finance and accounting personnel of Parent, the Bank or their Subsidiaries and any other information which Buyer may reasonably request in connection with its review of the Final Closing Statement; provided that Parent, the Bank and their Subsidiaries shall not be required to provide Buyer access to or to disclose information where such access or disclosure would reasonably be expected to waive the protection of any privilege or the work product doctrine. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(c)           Dispute of Final Closing Statement.  In the event Buyer disputes Parent’s calculation of the Final Bank Tangible Book Value as reflected on the Final Closing Statement, Buyer shall, within three (3) Business Days following the delivery of the Final Closing Statement, deliver to Parent written notice of its objections thereto (the “Objections Notice”), describing the nature of the dispute in reasonable detail and specifying those items and amounts as to which Buyer disagrees and, based on the information at its disposal, specifying Buyer’s good faith proposed calculation of Final Bank Tangible Book Value.  If Buyer does not timely deliver an Objection Notice within such three (3) Business Day period, the Final Bank Tangible Book Value set forth in the Final Closing Statement delivered by Parent shall be utilized for the calculation of the Purchase Price pursuant to Section 2.02(a) of this Agreement.  If Buyer timely delivers an Objection Notice, Buyer and Parent shall cooperate in good faith to resolve such dispute; provided, however, that if Buyer and Parent cannot resolve the dispute within two (2) Business Days after the date of the Objection Notice (the “Initial Resolution Period”), Buyer and Parent shall appoint a mutually acceptable independent accounting firm of national or regional reputation (the “Neutral Auditor”) to arbitrate the dispute under the rules the Neutral Auditor imposes.  The Neutral Auditor shall be limited to addressing only the particular disputes referred to in the Objection Notice, and the Neutral Auditor’s resolution of any disputed item shall be no greater than the higher amount, and no less than the lower amount, calculated or proposed by Buyer and Parent with respect to such disputed item, as the case may be.  Upon reaching its determination of the Final Bank Tangible Book Value, the Neutral Auditor shall deliver a copy of its calculation of the Final Bank Tangible Book Value to Buyer and Parent.  The determination of the Neutral Auditor shall be made within twenty (20) days after its engagement (which engagement shall be made no later than five (5) days after the end of the Initial Resolution Period) and, absent fraud, shall be final and binding on all the parties.  No party or its Affiliates shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the final decision of the Neutral Auditor as to the determination of the Final Bank Tangible Book Value.  Fifty percent (50%) of the aggregate fees, expenses and costs of the Neutral Auditor shall be borne by Buyer, and the other fifty percent (50%) of such fees, expenses and costs shall be borne by Parent.  For the avoidance of doubt, the dispute resolution process contemplated by this Section 2.02 shall be only to determine the disputed items reflected on the Final Closing Statement and necessary to the calculation of the Final Bank Tangible Book Value as of the applicable month-end, regardless of the date on which the Neutral Auditor delivers its calculation.  In the event any dispute in calculating or agreeing to the Final Bank Tangible Book Value results in the Closing Date occurring more than ten (10) Business Days from the Purchase Price Determination Date, the Purchase Price Determination Date shall change to be the tenth (10th) Business Day prior to the Closing Date and the calculation of the Final Bank Tangible Book Value shall be determined as of such new Purchase Price Determination Date using methodology consistent with the resolution of any dispute by the Neutral Auditor as to the calculation of such amount as of the original Purchase Price Determination Date.

Section 2.03.  Closing; Deliverables.

(a)           Closing and Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Stock Sale (the “Closing”) will take place on the tenth (10th) Business Day of the month following the month in which either party receives the last of the Regulatory Approvals and all waiting periods required by law have expired (the date upon which the last of the Regulatory Approvals has been received and all waiting periods required by law have expired, the “Last Regulatory Approval Date”), provided however, that Buyer may defer the Closing until the tenth (10th) Business Day of either the following month or the next succeeding month upon written notice to Parent delivered no more than ten (10) Business Days following the Last Regulatory Approval Date, in each case at the offices of Kilpatrick Townsend & Stockton LLP, 607 14th Street, NW, Suite 900, Washington, DC 20005 at 10:00 a.m. local time, or at such other place and time as the parties hereto may mutually agree, provided that on or prior to that date all conditions set forth in Article VII have been satisfied or waived (the date on which the Closing occurs, the “Closing Date”). The effective time of the Stock Sale (the “Effective Time”) shall be 11:58 p.m. on the Closing Date.

(b)           Deliverables at Closing. At the Closing:

(1)           Parent shall deliver to Buyer a certificate or certificates evidencing all the Bank Common Stock, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer;

(2)           Buyer shall, or shall cause Buyer Bank to, pay to Parent the Purchase Price by wire transfer of immediately available funds to one or more accounts to be designated in writing by Parent to Buyer no later than two (2) Business Days prior to the Closing Date;

(3)           Parent shall deliver to Buyer the resignations referred to in Section 5.16;

(4)           Parent shall deliver to Buyer the Organizational Documents of and certificates of good standing dated as of the Closing Date for the Bank and its Subsidiaries;

(5)           Parent and Buyer shall deliver each of the documents contemplated to be delivered at Closing pursuant to Article VII hereof; and

(6)           The Bank shall pay the Bank Dividend to Parent as contemplated by Section 2.02(a), if applicable.

Section 2.04.  Bank Merger. Immediately following the Effective Time, the Bank shall merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”), pursuant to the Bank Merger Agreement substantially in the form of Exhibit A hereto (the “Bank Merger Agreement”).  The trustees and officers of Buyer Bank immediately prior to the effective time of the Bank Merger shall be the initial trustees and officers of the surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE BANK

Section 3.01.  Making of Representations and Warranties.

(a)           On or prior to the date hereof, Parent and the Bank have delivered to Buyer a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an exception, fact, circumstance or event in the Disclosure Schedule shall not be deemed an admission by Parent or the Bank that such item represents a material exception, fact, event or circumstance or that any such item is or would be reasonably likely to result in a Material Adverse Effect with respect to Parent or the Bank. Any matter disclosed pursuant to one section or subsection of the Disclosure Schedule shall be deemed to have been disclosed with respect to any other section or subsection if the applicability of such item to such other section or subsection is reasonably apparent on its face.

(b)           Except as set forth in the Disclosure Schedule, Parent and the Bank hereby jointly and severally represent and warrant to Buyer that the statements contained in this Article III are correct as of the date of this Agreement, except as to any representation which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date.

Section 3.02.  Organization, Standing and Authority.

(a)           Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent has all necessary corporate power and authority to carry on its business as now conducted. Parent is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and each other foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification.

(b)           The Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Bank has all necessary corporate power and authority to carry on its business as now conducted. The Bank has all necessary power and authority (including all material licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it. The Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by the Bank when due.

Section 3.03.  Capital Stock.

(a)           The authorized capital stock of the Bank consists of 1,500,000 shares of Bank Common Stock. As of the date of this Agreement, there are 1,500,000 shares of Bank Common Stock issued and outstanding, all of which are owned by Parent and have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding or authorized Rights that would require the Bank to issue, sell or otherwise cause to become outstanding any of its capital stock. The Bank does not have any commitment to authorize, issue or sell any shares of Bank Common Stock or other equity interests, and there are no shares of capital stock of the Bank authorized or reserved for issuance. None of the Bank’s issued and outstanding shares of capital stock are subject to, or have been issued in violation of, any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by the Bank and are outstanding.

(b)           Parent has good and marketable title to the Bank Common Stock, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable securities or banking Laws or this Agreement). Parent has the corporate authority and power to sell, assign and transfer the Bank Common Stock to the Buyer. Parent is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Bank.

Section 3.04.  Subsidiaries.

(a)           (i) Disclosure Schedule Section 3.04(a) sets forth a complete and accurate list of all of the Bank’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary, (ii) the Bank owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of the Bank’s Subsidiaries are or may become required to be issued (other than to the Bank or a wholly owned Subsidiary of the Bank as reflected on Disclosure Schedule Section 3.04(a),) by reason of any contractual right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Bank or a wholly-owned Subsidiary of the Bank), (v) there are no contracts, commitments, understandings or arrangements relating to the Bank’s rights to vote or to dispose of such securities and (vi) all of the equity securities of each such Subsidiary held by the Bank, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by the Bank free and clear of all Liens.

(b)           Neither the Bank nor any of the Bank’s Subsidiaries owns (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c)           Each of the Bank’s Subsidiaries has been duly organized and qualified and is in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Disclosure Schedule Section 3.04(c).

Section 3.05.  Corporate Power.

(a)           Each of Parent and the Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the Regulatory Approvals.

(b)           This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and the Parent Board on or prior to the date hereof. The Parent Board has approved the transactions contemplated by this Agreement and the holders of a majority of the common and preferred shares of Parent have provided irrevocable written consents approving the Stock Sale and Parent has provided notice of such written consents and the actions approved thereby to the holders of the remaining common and preferred shares of Parent that have not provided such written consent, and no other vote of the shareholders of Parent or the Bank is required by Law, the Organizational Documents of Parent or the Bank or otherwise to approve this Agreement and the transactions contemplated hereby. Each of Parent and Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Buyer, this Agreement is a valid and legally binding obligation of each of Parent and Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.06.  Minute Books. The minute books of the Bank and each of its Subsidiaries contain true, complete and accurate records of all material corporate actions taken by shareholders of the Bank and each of its Subsidiaries and the board of the directors of the Bank (including committees of the Bank’s board of directors) and each of its Subsidiaries (including committees of each of their boards of directors).

Section 3.07.  Regulatory Approvals; No Defaults.

(a)           No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent, the Bank or any of the Subsidiaries of Parent in connection with the execution, delivery or performance by Parent of this Agreement or to consummate the transactions contemplated by this Agreement, except for (i) filings of applications or notices with, and consents, approvals or waivers by the Department of Banking, the FRB, and the FDIC and (ii) any filings required to effectuate the Bank Merger. Each consent, approval or waiver by the Department of Banking, the FRB, and the FDIC referred to in clause (i) of the preceding sentence is a “Regulatory Approval” with respect to the obligations of Parent and the Bank pursuant hereto. As of the date hereof, Parent and the Bank are not aware of any reason why the Regulatory Approvals will not be received in a timely manner.

(b)           Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 3.07(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Organizational Documents of Parent or the Bank, (ii), to Parent’s and the Bank’s Knowledge, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, the Bank or any of their Subsidiaries, or any of their properties or assets, or (iii), except as would not be reasonably be expected to have a Material Adverse Effect on Parent or the Bank, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Parent, the Bank or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Parent, the Bank or any of their Subsidiaries is a party, or by which it or any of its or their properties or assets may be bound or subject.

Section 3.08.  Reports; Internal Controls.

(a)           The Bank and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with any Governmental Authority and have paid all fees and assessments due and payable in connection therewith. Other than normal examinations conducted by a Governmental Authority in the regular course of the business of the Bank and its Subsidiaries, no Governmental Authority has notified Parent, the Bank or any of their Subsidiaries that it has initiated any proceeding or, to Parent’s and the Bank’s Knowledge, threatened an investigation into the business or operations of the Bank or any of its Subsidiaries since December 31, 2012. There is no material unresolved violation or exception noted by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of the Bank or any of its Subsidiaries.

(b)           The records, systems, controls, data and information of the Bank and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Bank or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the Bank’s system of internal accounting controls. The Bank and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(c)           Since December 31, 2012, neither the Bank nor any of its Subsidiaries nor, to Parent’s and the Bank’s Knowledge, any director, officer, employee, auditor, accountant or representative of Parent, the Bank or any of their Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Bank or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Bank or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.09.  Financial Statements; Undisclosed Liabilities.

(a)           Parent has previously delivered or made available to Buyer accurate and complete copies of Parent’s (i) audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012, accompanied by the unqualified audit reports of KPMG LLP, independent registered accountants (collectively, the “Audited Financial Statements”), (ii) unaudited interim consolidated financial statements for the three and six months ended June 30, 2015 (the “Unaudited Financial Statements” and, collectively with the Audited Financial Statements, the “Financial Statements”) and (iii) the Consolidated Reports of Condition and Income of the Bank that were filed after December 31, 2012 (the “Call Reports”). Each of the Audited Financial Statements fairly presents, in all material respects, the consolidated financial condition, results of operations and changes in shareholders’ equity and cash flows of Parent and its consolidated Subsidiaries for the respective periods or as of the respective dates set forth therein, and were prepared in accordance with GAAP, except as may be noted therein. Each of the Unaudited Financial Statements fairly presents, in all material respects, the consolidated financial condition and results of operations of Parent and its consolidated Subsidiaries for the respective periods or as of the respective dates set forth therein except as may be noted therein and subject to normal year-end adjustments. Each of the Call Reports fairly presents, in all material respects, the financial condition and results of operations of the Bank for the respective periods or as of the respective dates set forth therein except as may be noted therein.

(b)           The Bank has no liability of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP, including without limitation, any uncertain tax positions, except for (i) liabilities reflected or reserved against in the Financial Statements, (ii) current liabilities incurred in the Bank’s Ordinary Course of Business since June 30, 2015 (the “Balance Sheet Date”) and (iii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket or other expenses incurred in connection with the transactions contemplated by this Agreement.

Section 3.10.  Absence of Certain Changes or Events. Except as expressly permitted or expressly contemplated by this Agreement, since the Balance Sheet Date there has not been (i) any change or development in the business, operations, assets, liabilities, financial condition, results of operations, cash flows or properties of the Bank or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Bank or any of its Subsidiaries, and no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Bank or any of its Subsidiaries in the future; (ii) any change by the Bank or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by the Bank’s independent accountants; (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Bank or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the Ordinary Course of Business; (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Bank or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of the Bank or any of its Subsidiaries; (v) any material election not consistent with prior elections made by the Bank or material changes in existing elections made by the Bank or any of its Subsidiaries for federal or state Tax purposes; (vi) any material change in the credit policies or procedures of the Bank or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect; (vii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than (A) investment securities in the Bank’s or any of its Subsidiaries’ investment portfolio or (B) loans and loan commitments purchased, sold, made or entered into in the Ordinary Course of Business; or (viii) any lease of real or personal property entered into, other than in connection with foreclosed property or in the Ordinary Course of Business.

Section 3.11.  Legal Proceedings.

(a)           As of the date hereof, there are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to Parent’s and the Bank’s Knowledge, threatened against the Bank or any of its Subsidiaries or to which the Bank or any of its Subsidiaries is a party, and there are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending, or to Parent’s and the Bank’s Knowledge, threatened against Parent or the Bank that would challenge the validity or propriety of the transactions contemplated by this Agreement; and

(b)           As of the date hereof, there is no injunction, order, judgment or decree imposed upon the Bank or any of its Subsidiaries or their assets, and none of Parent, the Bank or any of their Subsidiaries has been advised of, or has Knowledge of, the threat of any such injunction, order, judgment or decree.

Section 3.12.  Compliance with Laws.

(a)           The Bank and each of its Subsidiaries are and since December 31, 2012 have been in compliance (i) in all material respects with all applicable federal, state, local and foreign Laws, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, transactions with affiliates, extensions of credit and dealings with insiders and their related interests; anti-money laundering Laws; the USA PATRIOT Act; the Bank Secrecy Act; the Equal Credit Opportunity Act; the Fair Housing Act; the Community Reinvestment Act; the Fair Credit Reporting Act; the Truth in Lending Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act; any regulations promulgated by the Consumer Financial Protection Bureau; and any other Law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act and (ii) with the Bank’s legal lending limit;

(b)           The Bank and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent’s and the Bank’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c)           None of Parent, the Bank or any of their Subsidiaries has received, since December 31, 2012, notification or communication from any Governmental Authority (i) asserting that the Bank or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization held by the Bank or any of its Subsidiaries (nor, to the Knowledge of Parent and the Bank, do any grounds for any of the foregoing exist).

Section 3.13.  Material Contracts; Defaults.

(a)           Except as disclosed in Disclosure Schedule Section 3.13(a), neither the Bank nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of the Bank or any of its Subsidiaries to indemnification from the Bank or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of the Bank or its Subsidiaries; (v) which provides for payments to be made by the Bank or any of its Subsidiaries upon a change in control thereof; (vi) which provides for the lease of personal property having a value in excess of $50,000 individually or $125,000 in the aggregate; (vii) which relates to capital expenditures and involves future payments in excess of $50,000 individually or $125,000 in the aggregate; (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of Business of the Bank or any of its Subsidiaries; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $50,000 per annum; or (x) which materially restricts the conduct of any business by the Bank or any of its Subsidiaries (collectively, “Material Contracts”). Parent has previously made available to Buyer true, complete and correct copies of each such Material Contract.

(b)           Neither the Bank nor any of its Subsidiaries is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, including but not limited to any Material Contract, to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Bank or any of its Subsidiaries is currently outstanding.

Section 3.14.  Agreements with Regulatory Agencies. Neither the Bank nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each a “Regulatory Agreement”) that restricts, or by its terms could reasonably be expected in the future to restrict, the conduct of the Bank’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has Parent, the Bank or any of their Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Agreement. To Parent’s and the Bank’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to the Bank or any of its Subsidiaries.

Section 3.15.  Brokers. Neither Parent, the Bank nor any of their officers, directors or any of their Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Bank has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P. (“Financial Advisor”), in accordance with the terms of a letter agreement between Financial Advisor and the Bank, a true complete copy of which has been previously delivered by Parent to Buyer.

Section 3.16.  Employee Benefit Plans.

(a)           All benefit and compensation plans, contracts, policies or arrangements maintained, contributed to, or required to be contributed to by the Bank, any of its Subsidiaries or related organizations described in Code Sections 414(b),(c) or (m) (“Controlled Group Members”) (i) covering current or former employees of the Bank, any of its Subsidiaries or Controlled Group Members (collectively, the “Bank Employees”), (ii) covering current or former directors of the Bank, any of its Subsidiaries, or Controlled Group Members, or (iii) with respect to which the Bank, any of its Subsidiaries, or any Controlled Group Members has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans and other policies, plans or arrangements whether or not subject to ERISA (the “Benefit Plans”), are identified and described in Disclosure Schedule Section 3.16(a). None of the Bank, any of its Subsidiaries or any Controlled Group Member has any stated plan, intention or commitment to establish any new benefit plan or to modify any Benefit Plan (except to the extent required by law).

(b)           With respect to each Benefit Plan, as applicable, Parent has provided Buyer with true and complete copies of (i) all Benefit Plan documents and amendments thereto, (ii) any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto, (iii) summary plan descriptions and summary of material modifications, (iv) Form 5500s for the three most recently completed plan years, (v) the most recent IRS determination, opinion and advisory letters, (vi) any material correspondence from any regulatory agency, (vii) any service contracts, and (viii) any fidelity bonds.

(c)           All Benefit Plans are in material compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code (“401(a) Plan”) has received a favorable determination, opinion, or advisory letter from the IRS, and Parent and the Bank are not aware of any circumstance that could reasonably be expected to result in revocation of any such favorable determination, opinion, or advisory letter or the loss of the qualification of such 401(a) Plan under Section 401(a) of the Code, and, to the Knowledge of Parent and the Bank, nothing has occurred that would be reasonably expected to result in the 401(a) Plan ceasing to be qualified under Section 401(a) of the Code. All Benefit Plans have been administered in material compliance with their terms. There is no pending or, to Parent’s and the Bank’s Knowledge, threatened litigation or regulatory action relating to the Benefit Plans. Neither the Bank nor any of its Subsidiaries or any Controlled Group Members has engaged in a transaction with respect to any Benefit Plan, including a 401(a) Plan, that could reasonably be expected to subject the Bank or any of its Subsidiaries or any Controlled Group

Members to a material tax or penalty under any Law including, but not limited to, Section 4975 of the Code or Section 502(i) of ERISA. No 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program or Department of Labor voluntary fiduciary correction program submission within the past three years. There are no audits, investigations, inquiries or proceedings pending or, to the Knowledge of Parent or the Bank, threatened by the IRS, the Department of Labor, any other regulatory agency, any state, political subdivision, municipality or instrumentality with respect to any Benefit Plan.

(d)           No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Bank, any of its Subsidiaries or Controlled Group Members with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Bank, any of its Subsidiaries, Controlled Group Members or any entity which is considered one employer with the Bank, any of its Subsidiaries or Controlled Group Members under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Bank nor any ERISA Affiliate has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. Neither the Bank nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time and none of the Bank, any of its Subsidiaries or Controlled Group Members has incurred, and does not reasonably expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA has been required to be filed for any Benefit Plan or by any ERISA Affiliate or will be required to be filed in connection with the transactions contemplated by this Agreement.

(e)           All contributions required to be made with respect to all Benefit Plans have been timely made or have been reflected in the Financial Statements. No Benefit Plan or single-employer plan of an ERISA Affiliate has failed to satisfy the minimum funding standards of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver.

(f)            No Benefit Plan provides or has any liability to provide life insurance, medical or other employee welfare benefits to any Bank Employee upon his or her retirement or termination of employment for any reason, except as may be required by Law (other than death benefits when termination occurs upon death).

(g)           All Benefit Plans that are group health plans have been operated in material compliance with the group health plan continuation requirements of Section 4980B of the Code, as well as, all other applicable sections of ERISA, the Code, and the Public Health Service Act including, but not limited to, HIPAA, the Patient Protection and Affordable Care Act (as amended and including its implementing regulations and other guidance).

(h)           Except as provided for in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Bank Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof,

(ii) accelerate the time of payment or vesting (except as required by law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, (v) limit or restrict the right of the Bank or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Benefit Plans, or (vi) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(i)            Each Benefit Plan that is a deferred compensation plan or arrangement is in material compliance with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in material compliance with the requirements of Section 409A(a)(4) of the Code, to the extent applicable. None of the Bank, any of its Subsidiaries or Controlled Group Members (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in any material interest or tax penalties under Section 409A(a)(1)(B) of the Code or (ii) has agreed to reimburse or indemnify any participant in a Benefit Plan for any interest or penalties under Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(j)            The Bank and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for the Bank, any of its Subsidiaries or Controlled Group Members for purposes of each Benefit Plan, ERISA, the Code, unemployment compensation laws, workers’ compensation laws and all other applicable Laws.

Section 3.17.  Labor Matters. Neither the Bank nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Parent’s and the Bank’s Knowledge threatened, asserting that the Bank or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Bank or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Parent’s and the Bank’s Knowledge, threatened, nor is Parent or the Bank aware of any activity involving Bank Employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18.  Environmental Matters.

(a)           To the Parent’s and Bank’s Knowledge as of the date hereof, there has not been a Release of any Hazardous Substance at, on or under (i) any real property currently owned, operated or leased by the Bank or any of its Subsidiaries or any predecessor, or (ii) during the ownership, operation or lease by the Bank or any of its Subsidiaries or any predecessor, at any real property formerly owned, operated or leased by the Bank or any of its Subsidiaries or any predecessor, that has formed or that would reasonably be expected to form the basis of any Environmental Claim against the Bank or any of its Subsidiaries.

(b)           Neither the Bank nor any of its Subsidiaries has acquired, nor is any of them now in the process of acquiring, any real property through foreclosure or deed in lieu of foreclosure which, to the Parent’s or Bank’s Knowledge, has been contaminated with, or has had any Release of, any Hazardous Substance in a manner that is a material violation of Environmental Law or requires reporting, investigation, remediation or monitoring under Environmental Law.

(c)           Neither the Bank nor any of its Subsidiaries has been determined by a Governmental Authority to be in violation of or noncompliant with any applicable Environmental Law.

(d)           To the Parent’s or the Bank’s Knowledge, neither the Bank nor any of its Subsidiaries could be deemed the owner or operator of, or to have participated in the management of, any Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation or monitoring under any Environmental Law.

(e)           Neither the Bank nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f)            Neither the Bank nor any of its Subsidiaries has received notice of any Lien or encumbrance having been imposed on property currently owned, operated or leased by the Bank or its Subsidiaries in connection with any liability or potential liability arising from or related to Environmental Law, and there is no action, proceeding, writ, injunction or claim pending or, to Parent’s and the Bank’s Knowledge, threatened which could reasonably be expected to result in the imposition of any such Lien or encumbrance on property currently owned, operated or leased by the Bank or any of its Subsidiaries.

(g)           Neither the Bank nor any of its Subsidiaries is, nor to the Parent’s or the Bank’s Knowledge has been, subject to any order, decree or injunction relating to a violation of or allegation of liability under any Environmental Law.

(h)           To Parent’s and the Bank’s Knowledge as of the date hereof, there are no circumstances or conditions related to the presence of Hazardous Substances (including the presence of asbestos, leaking underground storage tanks or polychlorinated biphenyls) involving the Bank, any of its Subsidiaries, or any currently or formerly owned, operated or leased property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any material claim, liability or investigation against the Bank or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any such property.

(i)            Parent has delivered to Buyer copies of all environmental reports, studies, sampling data, correspondence, filings and other information known to Parent and the Bank and in their possession or control relating to environmental conditions at or on any real property (including buildings or other structures) currently or formerly owned, operated or leased by the Bank or any of its Subsidiaries.

(j)            There is no litigation pending or, to Parent’s and the Bank’s Knowledge, threatened against the Bank or any of its Subsidiaries, or affecting any property now owned or, to Parent’s and the Bank’s Knowledge, formerly owned, used or leased by the Bank or any of its Subsidiaries or any predecessor, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the presence or Release into the environment of any Hazardous Substance.

(k)           To Parent’s and the Bank’s Knowledge as of the date hereof, there are no underground storage tanks on, in or under any property currently owned, operated or leased by the Bank or any of its Subsidiaries.

Section 3.19.  Tax Matters.

(a)           Each of Parent, the Bank and their Subsidiaries has filed all Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Parent, the Bank or any of their Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of the Bank and which the Bank is contesting in good faith. Neither Parent nor the Bank is currently the beneficiary of any extension of time within which to file any Tax Return. Since December 31, 2012 no claim has been made by any Governmental Authority in a jurisdiction where Parent or the Bank does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent, the Bank or any of their Subsidiaries.

(b)           Parent, the Bank and each of their Subsidiaries, as applicable, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c)           No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings (collectively, “Tax Examinations”) are currently being conducted and Parent and the Bank have not received any written notice of any Tax Examinations pending with respect to Parent, the Bank or any of their Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Parent, the Bank or any of their Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Parent, the Bank and or any of their Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Parent, the Bank or any of their Subsidiaries.

(d)           Parent has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Parent and the Bank for taxable periods ended December 31, 2014, 2013 and 2012. Parent has made available to Buyer correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Parent or the Bank filed for the years ended December 31, 2014, 2013 and 2012. Parent and the Bank have timely and properly taken such actions in response to and in compliance with notices that Parent or the Bank has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e)           Neither Parent nor the Bank has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for which a liability could be asserted against Parent or the Bank in the future.

(f)            Neither Parent nor the Bank has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). To the Knowledge of Parent and the Bank, Parent and the Bank have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Parent nor the Bank is a party to or bound by any Tax allocation or sharing agreement. The Bank (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than the affiliated group of which Parent is the common parent corporation), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(g)           The unpaid Taxes of Parent and the Bank (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements delivered to Buyer (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of Parent and the Bank in filing their consolidated Tax Returns. Since December 31, 2014, neither Parent nor the Bank has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(h)           Except as reflected in Parent’s and the Bank’s financial statements, neither Parent nor the Bank will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i)            Neither Parent nor the Bank has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.20.  Investment Securities. Disclosure Schedule Section 3.20 sets forth as of the Balance Sheet Date, the investment securities of the Bank and its Subsidiaries, as well as any purchases or sales of such securities between the Balance Sheet Date to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in Accounting Standards Codification § 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after the Balance Sheet Date. Except as set forth in Disclosure Schedule Section 3.20, neither the Bank nor any of its Subsidiaries has purchased or sold any such securities listed and described thereon. Except as set forth in Disclosure Schedule Section 3.20, neither the Bank nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

Section 3.21.  Derivative Transactions.

(a)           All Derivative Transactions entered into by the Bank or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable Laws and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Bank or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. The Bank and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Parent’s and the Bank’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b)           No Derivative Transaction, were it to be a Loan held by the Bank or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import.

(c)           Each Derivative Transaction is listed on Disclosure Schedule Section 3.21(c), and the financial position of the Bank under or with respect to each has been reflected in the books and records of the Bank in accordance with GAAP, and no open exposure of the Bank with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists, except as disclosed on Disclosure Schedule Section 3.21(c).

Section 3.22.  Regulatory Capitalization. The Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

Section 3.23.  Loans; Nonperforming and Classified Assets.

(a)           Disclosure Schedule Section 3.23(a) identifies any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) held in the Bank’s loan portfolio (collectively, “Loans”), under the terms of which the obligor was over sixty (60) days delinquent in payment of principal or interest as of the Balance Sheet Date and as of the date hereof.

(b)           Disclosure Schedule Section 3.23(b) identifies each Loan that as of the Balance Sheet Date was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” “Special Asset,” “Troubled Debt” or words of similar import by Parent, the Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder.

(c)           Disclosure Schedule Section 3.23(c) identifies each asset of the Bank or any of its Subsidiaries that as of the Balance Sheet Date was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since the Balance Sheet Date and any sales of OREO between the Balance Sheet Date and the date hereof, reflecting any gain or loss with respect to any OREO sold.

(d)           Each Bank Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Parent’s and the Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e)           All currently outstanding Bank Loans were solicited, originated and currently exist in material compliance with all applicable requirements of Law and the Bank’s lending policies at the time of origination of such Bank Loans, and the loan documents with respect to each such Bank Loan are complete and correct in all material respects. To Parent’s and the Bank’s Knowledge, there are no oral modifications or amendments or additional agreements related to the Bank Loans that are not reflected in the written records of the Bank. All such Bank Loans are owned by the Bank free and clear of any Liens, except that certain Bank Loans have been pledged as collateral to the Federal Home Loan Bank and to the Federal Reserve. No claims of defense as to the enforcement of any Bank Loan have been asserted in writing against the Bank for which there is a reasonable possibility of an adverse determination, and Parent and the Bank have no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to the Bank. Except as set forth on Disclosure Schedule Section 3.23(e), none of the Bank Loans are presently serviced by third parties, and there is no obligation which could result in any Bank Loan becoming subject to any third party servicing.

(f)            Neither the Bank nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates the Bank or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of the Bank or any of its Subsidiaries, unless there is a material breach of a representation or covenant by the Bank or any of its Subsidiaries.

Section 3.24.  Allowance for Loan and Lease Losses. The Bank’s allowance for loan and lease losses as reflected in each of (i) the latest balance sheet included in the Audited Financial Statements and (ii) in the balance sheet as of the Balance Sheet Date included in the Unaudited Financial Statements were, as of each of the dates thereof, in compliance with the Bank’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by the applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.25.  Trust Business; Administration of Fiduciary Accounts. The Bank and each of its Subsidiaries has properly administered, in all material respects, all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither the Bank, nor to Parent’s and Bank’s Knowledge, any of the directors, officers or employees of the Bank, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.26.  Investment Management and Related Activities. None of the Bank, any of its Subsidiaries or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.27.  Repurchase Agreements. With respect to all agreements pursuant to which the Bank or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Bank or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28.  Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by Law, and the Bank has paid all premiums and assessments and filed all reports required by the

FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s and Bank’s Knowledge, threatened.

Section 3.29.  CRA, Anti-Money Laundering and Customer Information Security. Neither the Bank nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and none of Parent, the Bank nor any of their Subsidiaries has Knowledge of any facts or circumstances exist which would cause the Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of the Bank has adopted and the Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

Section 3.30.  Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by the Bank or any of its Subsidiaries to, and neither the Bank nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent (5%) or greater shareholder or other Affiliate of Parent or any of its Subsidiaries, or to Parent’s and the Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Parent, the Bank or any of their Subsidiaries and other than deposits held by the Bank in the Ordinary Course of Business. Neither the Bank nor any of its Subsidiaries is a party to any transaction or agreement with any of its or Parent’s respective directors, Executive Officers (other than employment agreements listed on Disclosure Schedule Section 3.30) or other Affiliates. All agreements between the Bank or any of its Subsidiaries and any of their respective Affiliates comply, to the extent applicable, with Regulation W of the FRB.

Section 3.31.  Tangible Properties and Assets.

(a)           Disclosure Schedule Section 3.31(a) sets forth a true, correct and complete list of all real property owned by the Bank and each of its Subsidiaries. Except for properties and assets disposed of in the Ordinary Course of Business or as permitted by this Agreement, the Bank or its Subsidiaries has good, valid and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible) of the Bank whose value exceeds $25,000, used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for statutory Liens for amounts not yet delinquent.

(b)           Disclosure Schedule Section 3.31(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which the Bank or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither the Bank nor any of its Subsidiaries has received a written notice of, and Parent and the Bank otherwise have no Knowledge of, any default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by the Bank or any of its Subsidiaries of, or material default by the Bank or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To Parent’s and the Bank’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. There is no pending or, to Parent’s and the Bank’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that the Bank or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. The Bank and each of its Subsidiaries have paid all rents and other charges to the extent due under the Leases.

Section 3.32.  Intellectual Property. Disclosure Schedule Section 3.32 sets forth a true, complete and correct list of all Bank Intellectual Property. The Bank or its Subsidiaries owns or has a valid license to use all Bank Intellectual Property and Software used in their respective businesses, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Bank Intellectual Property and the Software used in the business of the Bank and its Subsidiaries constitute all of the intellectual property necessary to carry on the business of the Bank and its Subsidiaries as currently conducted. The Bank Intellectual Property owned or purported to be owned by the Bank and its Subsidiaries is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither the Bank nor any of its Subsidiaries has received notice challenging the validity or enforceability of the Bank Intellectual Property. To the Knowledge of Parent and the Bank, the conduct of the business of the Bank or any of its Subsidiaries does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of the Bank or any of its Subsidiaries to own or use any of the Bank Intellectual Property.

Section 3.33.  Insurance.

(a)           Disclosure Schedule Section 3.33(a) identifies as of the date hereof all of the material insurance policies, binders, or bonds currently maintained by or providing coverage to the Bank and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. The Bank and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of the Bank have determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither the Bank nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or otherwise has Knowledge that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither the Bank nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion.

(b)           Disclosure Schedule Section 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by the Bank or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by the Bank, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under the Bank’s BOLI. Neither the Bank nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

Section 3.34.  Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.35.  No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedule), none of Parent, the Bank or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent or the Bank, including any representation or warranty as to the accuracy or completeness of any information regarding the Bank or its Subsidiaries furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Bank and its Subsidiaries, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01.  Making of Representations and Warranties. Buyer hereby represents and warrants to Parent and the Bank that the statements contained in this Article IV are correct as of the date of this Agreement, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02.  Organization, Standing and Authority.

(a)           Buyer is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Buyer has all necessary corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets and to engage in the business and activities now conducted by it. Buyer has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.

(b)           This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer on or prior to the date hereof. No vote of the shareholders of Buyer is required by Law, the Organizational Documents of Buyer or otherwise to approve this Agreement and the transactions contemplated hereby. Buyer has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent, this Agreement is a valid and legally binding obligation of Buyer, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.03.  SEC Documents; Other Reports.

(a)           Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since December 31, 2012 (the “Buyer Reports”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports.

(b)           Buyer and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection therewith. No Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries, that would reasonably be expected to interfere with the consummation of this Agreement or the transactions contemplated hereunder.

Section 4.04.  Financial Statements; Internal Controls.

(a)           The consolidated financial statements of Buyer (including any related notes and schedules thereto) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(b)           The records, systems, controls, data and information of Buyer are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control Buyer or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls maintained by Buyer.

(c)           Buyer’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. Buyer has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and to its board of directors, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(d)           Since December 31, 2014, (i) neither Buyer nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of Buyer has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or its internal accounting controls, including any material complaint, allegation, assertion or claim that it has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer, whether or not employed by it, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

Section 4.05.  Regulatory Approvals; No Defaults.

(a)           No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or Affiliates in connection with the execution, delivery or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement, except for (i) the Regulatory Approvals and (ii) any filings required to effectuate the Bank Merger. As of the date hereof, Buyer is not aware of any reason why the approvals set forth above and referred to in Section 7.01(a) will not be received in a timely manner.

(b)           Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 4.05(a) and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Organizational Documents of Buyer, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or subject.

Section 4.06.  Absence of Certain Changes or Events. Except as reflected or disclosed in the Buyer Annual Report on Form 10-K for the year ended December 31, 2014 or in the Buyer Reports since December 31, 2014, as filed with the SEC, there has been no change or development with respect to Buyer and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Buyer or its Subsidiaries.

Section 4.07.  Financing. Buyer has available funds in amounts sufficient for the purpose of paying the Purchase Price to Parent at the Closing.

ARTICLE V

COVENANTS

Section 5.01.  Covenants of the Bank. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Bank shall, and shall cause each of its Subsidiaries to, carry on their respective businesses, only in the Ordinary Course of Business and consistent with prudent banking practice, and in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, the Bank and each of its Subsidiaries shall, in respect of loan loss provisioning, securities portfolio management, compensation and other expense management and other operations which might impact the Bank’s equity capital, operate only in the Ordinary Course of Business and in accordance with the limitations set forth in this Section 5.01 unless otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). The Bank will use commercially reasonable efforts to (i) preserve its business organization intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of the Bank and its Subsidiaries, (iii) preserve for itself and Buyer the goodwill of the customers of the Bank and others with whom business relationships exist, and (iv) continue diligent collection efforts with respect to any delinquent loans. Without further limiting the generality of the foregoing provisions in this Section 5.01, and except as set forth in the Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Bank shall not, or permit any of its Subsidiaries to, subsequent to the date of this Agreement:

(a)           Stock. Other than pursuant to stock options or stock-based awards outstanding as of the date hereof and listed on Disclosure Schedule Section 5.01(a), (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, or any securities (including units of beneficial ownership interest in any partnership or limited liability company), (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing Rights, or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b)           Dividends; Other Distributions. Declare, set aside or pay any dividends on or make other distributions (whether in cash or otherwise) in respect of any of its capital stock.

(c)           Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance or similar agreements or arrangements with any director, officer or employee of the Bank or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in compensation to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 4% for any individual or 2% in the aggregate for all employees of the Bank or any of its Subsidiaries, (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to Buyer and set forth on Disclosure Schedule Section 5.01(c), and (iv) subject to Section 5.08(f), bonus payments in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such payments shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.

(d)           Hiring; Promotions. (i) Hire any person as an employee of the Bank or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business, or (ii) promote any employee, except to fill vacancies that may arise in the Ordinary Course of

Business or to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Schedule Section 5.01(d), if any.

(e)           Benefit Plans. Enter into, establish, adopt, amend, modify or terminate any Benefit Plan or consulting plan or arrangement except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with Buyer, (ii) to satisfy contractual obligations existing as of the date hereof, or (iii) as may be required pursuant to the terms of this Agreement).

(f)            Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth on Disclosure Schedule Section 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any officers or directors of Parent, the Bank or their Subsidiaries or any of their immediate family members or any Affiliates of any of such officers or directors other than compensation or business expense reimbursement in the Ordinary Course of Business.

(g)           Dispositions. Except in the Ordinary Course of Business, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties or cancel or release any indebtedness owed to the Bank or any of its Subsidiaries.

(h)           Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, business, deposits or properties of any other entity.

(i)            Capital Expenditures. Make any capital expenditures other than capital expenditures in the Ordinary Course of Business in amounts not exceeding $50,000 individually, or $100,000 in the aggregate.

(j)            Governing Documents. Amend the Organizational Documents of the Bank or any of its Subsidiaries.

(k)           Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP.

(l)            Contracts. Enter into, amend, modify or terminate any Material Contract, Lease or Insurance Policy.

(m)          Claims. Other than settlement of foreclosure actions in the Ordinary Course of Business, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Bank or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by the Bank or any of its Subsidiaries of an amount which exceeds $25,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of the Bank or any of its Subsidiaries.

(n)           Banking Operations. Enter into any new material line of business; change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract or commitment with respect to branching or site location or branching or site relocation.

(o)           Derivative Transactions. Enter into or terminate any Derivative Transaction.

(p)           Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds and sales of certificates of deposit, which are in each case in the Ordinary Course of Business).

(q)           Investment Securities. Acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, unless such acquisition, sale or disposal is consented to in writing by Buyer acting through its Chief Financial Officer or his designee(s).

(r)            Deposits. Make any changes to deposit pricing that are not in the Ordinary Course of Business.

(s)            Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Disclosure Schedule Section 5.01(s), (i) make or renew any loan, loan commitment, letter of credit or other extension of credit, unless any such loan, loan commitment, letter of credit or other extension of credit has been credit approved by the Bank in the Ordinary Course of Business in accordance with the current pricing and credit underwriting guidelines of the Bank and, if more than $1,000,000, has been consented to in writing by Buyer acting through its Chief Financial Officer or his designee(s), (ii) renegotiate, increase, extend or modify any loan, loan commitment, letter of credit or other extension of credit, unless such renegotiation, increase, extension or modification is in the Ordinary Course of Business in accordance with the current pricing and credit underwriting guidelines of the Bank and, if more than $1,000,000, has been consented to in writing by Buyer acting through its Chief Financial Officer or his designee(s) or (iii) purchase any loans, unless such purchase has been consented to in writing by Buyer acting through its Chief Financial Officer or his designee(s).

(t)            Investments in or Developments of Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by the Bank or its Subsidiaries.

(u)           Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by the Bank or any of its Subsidiaries under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which the Bank or any of its Subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.

(v)           Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) 1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing Release, a past Release, or a material threat of a Release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property, unless a Phase II investigation has been subsequently conducted and the analytical results eliminate the concern(s) identified in the prior Phase I.

(w)          Adverse Actions. Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Stock Sale set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law or regulation.

(x)           Common Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(y)           Facilities. Except as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility.

(z)           Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(aa)         Taxes.  Make any material Tax election not consistent with prior elections made by the Bank or make a material change in an existing Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided, that, for purposes of this subsection (u), “material” shall mean affecting or relating to $50,000 or more of taxable income or changing the federal or state income tax classification of Parent or the Bank.

(bb)         Loan Workouts.  Compromise, resolve, or otherwise “workout” any delinquent or troubled loan unless any such loan workout is done in the Ordinary Course of Business,

consistent with Bank’s current policies and procedures and recent past practice, and approved by the Bank’s Board of Directors.

Section 5.02.  Covenants of Buyer.

(a)           Affirmative Covenants. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, Buyer will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b)           Negative Covenants. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Parent, Buyer will not, and will cause each of its Subsidiaries not to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent or impair Buyer’s ability to consummate the Stock Sale or the transactions contemplated by this Agreement or (ii) or agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.

Section 5.03.  Commercially Reasonable Efforts.

(a)        General. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other parties hereto to that end.

(b)        Audited Financial Statements. Prior to the Closing Date, the Bank shall use commercially reasonable efforts to deliver to Buyer a copy of audited consolidated financial statements for the Bank and its Subsidiaries for the year ended December 31, 2015.

Section 5.04.  Regulatory Filings; Consents.

(a)           Each of Buyer and Parent and Bank and their respective Subsidiaries shall cooperate and use its commercially reasonable efforts (i) to prepare all documentation, to promptly effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Stock Sale and, if necessary, the Bank Dividend, in the manner contemplated herein, and to use commercially reasonable efforts to make all such filings no later than November 30, 2015, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would (a)

prohibit or materially limit the ownership or operation by the Bank or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Bank or any of its Subsidiaries or Buyer or its Subsidiaries, (b) compel Buyer or any of its Subsidiaries to dispose of all or any material portion of the business or assets of the Bank or any of its Subsidiaries or Buyer or any of its Subsidiaries or continue any portion of any Regulatory Agreement against Buyer after the Stock Sale or (c) result in restrictions on Buyer’s or Buyer Bank’s capital management strategies (together, the “Burdensome Conditions”). Buyer and Parent will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Buyer or Parent to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, Buyer and Parent shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

(b)           Parent will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications received by Parent, the Bank or any of their Subsidiaries of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent, the Bank or any of their Subsidiaries or their representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Parent, the Bank or any of their Subsidiaries or their representatives) and (iii) any legal actions threatened or commenced against or otherwise affecting Parent, the Bank or any of their Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from Parent, the Bank or any of their Subsidiaries or their representatives). With respect to any of the foregoing, Parent will consult with Buyer and its representatives as often as reasonably practicable under the circumstances so as to permit Parent and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c)           Buyer will notify Parent promptly and shall promptly furnish Parent with copies of notices or other communications received by Buyer or any of its Subsidiaries of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Buyer or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Buyer any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from Buyer, its Subsidiaries or its representatives).  With respect to any of the foregoing, Buyer will consult with Parent, the Bank and their representatives as often as reasonably practicable under the circumstances so as to permit Parent, the Bank and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(d)           Notwithstanding the foregoing and except as otherwise required by applicable Law, Parent agrees not to initiate or engage in any contact or communication with any Governmental Authority about the transactions contemplated by this Agreement and the Regulatory Approvals without the presence of or prior approval of representatives of the Buyer, such approval not to be unreasonably withheld, conditioned or delayed.

Section 5.05.  Publicity. Buyer, on the one hand, and Parent and the Bank, on the other hand, shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law. Without limiting the reach of the preceding sentence, Buyer, on the one hand, and Parent and the Bank, on the other hand, shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Parent, the Bank and their Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders and the community in general related to the transactions contemplated hereby.

Section 5.06.  Access; Information.

(a)           Parent agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, Parent shall afford Buyer and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Parent’s, the Bank’s and their Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information relating to them as the Buyer may reasonably request and, during such period, shall from time to time furnish promptly to the Buyer all information concerning the business, properties and personnel of Parent, the Bank and their Subsidiaries as the Buyer may reasonably request provided, however, that any such investigation shall be conducted under the supervision of the Bank’s personnel and in such a manner as not to interfere with the normal operations of the Bank. Notwithstanding anything to the contrary in this Agreement, Bank shall not be required to disclose any information to Buyer if such disclosure would, in the Bank’s sole discretion: (x) cause significant competitive harm to Parent, the Bank and their respective businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Except as provided in Section 5.13, prior to the Effective Date, without the prior written consent of the Bank, which may be withheld for any reason, Buyer shall not initiate contact with any suppliers to, or customers of, the Bank except with respect to existing relationships with Buyer Bank. Buyer shall, and shall cause its Representatives to, abide by the terms of Section 5.18 hereof (regarding confidential information) with respect to any access or information provided pursuant to this Section 5.06, which shall be treated as confidential information.

(b)           No investigation by Buyer or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Parent set forth in this Agreement, or the conditions to the respective obligations of Buyer and Parent to consummate the transactions contemplated hereby.

Section 5.07.  No Solicitation by Parent; Superior Proposals.

(a)           Parent and Bank shall not, and shall cause their respective Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Parent, the Bank or any of their Subsidiaries (collectively, the “Parent Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to Parent, the Bank or any of their Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Parent is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Parent Representatives, whether or not such Parent Representative is so authorized and whether or not such Parent Representative is purporting to act on behalf of Parent or otherwise, shall be deemed to be a breach of this Agreement by Parent. Parent, the Bank and their Subsidiaries shall, and shall cause each of the Parent Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

For purposes of this Agreement, “Acquisition Transaction” shall mean any of the following (other than the transactions contemplated hereby): (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Parent, the Bank or any of their Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the assets of Parent, the Bank or any of their Subsidiaries; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Parent, the Bank or any of their Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Parent, the Bank or any of their Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

For purposes of this Agreement, “Superior Proposal” means a bona fide, written unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent or the Bank, the shareholders of such third party) acquiring, directly or indirectly, not less than 100% of the outstanding common stock of Parent or the Bank all of substantially all of the assets of Parent and its Subsidiaries (including the Bank), taken as a whole, for consideration consisting of cash and/or securities and (ii) that Parent Board reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, (B) taking into account any changes to this Agreement proposed by Buyer in response to such Acquisition Proposal, as contemplated by paragraph (c) of this Section 5.07, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of Parent from a financial point of view than the Stock Sale and (C) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

(b)           Notwithstanding Section 5.07(a), only during the period ending thirty (30) days after the date of this Agreement, Parent may take any of the actions described in Section 5.07(a)(ii) if, but only if, (i) Parent has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.07; (ii) the Parent Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is reasonably necessary to take such actions to comply with its fiduciary duties to Parent’s shareholders under applicable Law; (iii) Parent has provided Buyer with at least two (2) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Parent or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Parent receives from such Person a confidentiality agreement with terms no less favorable to Parent than those contained in Parent’s existing confidentiality agreement with Buyer. Parent shall provide to Buyer any non-public information regarding Parent, the Bank or their Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the time of provision of such information to such other party.

(c)           Parent shall promptly (and in any event within 24 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Parent or the Parent Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). Parent agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d)           Neither the Parent Board nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (ii) enter into (or cause Parent or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.07(b)) or (B) requiring Parent to abandon, terminate or fail to consummate the Stock Sale or any other transaction contemplated by this Agreement.

(e)           Notwithstanding Section 5.07(d), only during the period ending thirty (30) days after the date of this Agreement, the Parent Board may approve or recommend a Superior Proposal, or enter in an agreement with respect to an Acquisition Transaction, if after the third (3rd) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Parent advising Buyer that the Parent Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.07) constitutes a Superior Proposal if, but only if, (i) the Parent Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is reasonably necessary to take such actions to comply with its fiduciary duties to Parent’s shareholders under applicable Law, (ii) during the three (3) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), Parent and the Parent Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Parent to proceed with the Stock Sale; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Parent Board has again in good faith made the determination (A) in clause (i) of this Section 5.07(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Parent shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 5.07(e), except that the Notice Period shall be reduced to two (2) Business Days.

Section 5.08.  Employee Matters.

(a)           All persons who are employees of the Bank who are employed immediately prior to the Closing shall become employees of Buyer or Buyer Bank (the “Bank Continuing Employees”).  Except as otherwise contemplated by this Agreement or in any agreement with a particular Bank Continuing Employee, all of the Bank Continuing Employees shall be employed at the will of Buyer and no contractual right to employment or to employment in any position or to any level of compensation shall inure to such employees because of this Agreement.  Following the Closing, Buyer shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of Bank Continuing Employees that, in the aggregate, are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Buyer and its Affiliates.

(b)           With respect to any employee benefit plan maintained by Buyer or its Affiliates (collectively, “Buyer Benefit Plans”) in which any Bank Continuing Employees will participate effective as of the Closing, Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to recognize all service of the Bank Continuing Employees with the Bank as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Bank Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan of the Bank.

(c)           Prior to the Closing Date, Parent shall take such action, and shall cause the Bank to take such action, as required to remove the Bank as a participating employer of Parent’s 401(k) savings plan.

(d)           Not later than December 31, 2015, Parent and the Bank shall take all actions necessary to amend the Bank’s Change in Control Severance Benefits Plan (the “Bank Severance Plan”) prior to a Change in Control (as defined in the Bank Severance Plan) to: (i) enumerate the members of the “Special Class” of Bank employees provided for under the Bank Severance Plan and prevent any additional Bank employees from being added to the Special Class, and (ii) clarify that a participant in the plan who rejects a comparable employment position with a successor to the Bank following a Change in Control (as defined in the Bank Severance Plan) will not be entitled to any severance benefit under the Bank Severance Plan.

(e)           This Section 5.08 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.08, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.08. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.08 shall not create any right in any employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

(f)            Notwithstanding anything to the contrary in this Agreement, Buyer, on the one hand, and Parent and the Bank, on the other hand, acknowledge and agree that any and all amounts due to employees of the Bank, including accrued bonuses, under existing employment contracts, bonus plans, change of control agreements or similar agreements, will be honored by Buyer and the Bank and paid out in full accordance with the terms and conditions of such agreements.

Section 5.09.  Notification of Certain Changes. Parent shall promptly advise Buyer of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect with respect to the Bank or any of its Subsidiaries, and Buyer and Parent shall promptly advise the other party of any change or event which it believes would, or which could reasonably be expected to, cause or constitute, a material breach of any of its or, in the case of Parent, Bank’s, representations, warranties or covenants contained herein.From time to time prior to the Effective Time (and on the date prior to the Closing Date), Parent will supplement or amend the Disclosure Schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to any Disclosure Schedule or provision of information relating to the subject matter of any Disclosure Schedule after the date of this Agreement shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) or Section 7.03(a) hereof, as the case may be, or compliance by Buyer or Parent or the Bank with the respective covenants and agreements of such parties set forth herein; provided, however, that if Buyer has the right to, but does not elect to terminate this Agreement within thirty (30) Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter under Section 9.01(d).

Section 5.10.  Current Information. During the period from the date of this Agreement to the Effective Time, each of Parent and Buyer will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of the other party and to report the general status of the ongoing operations of Parent, the Bank and their Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, Parent agrees to provide to Buyer (i) a copy of each report filed by Parent, the Bank or any of their Subsidiaries with a Governmental Authority within three (3) Business Days following the filing thereof and (ii) a copy of the Bank’s monthly statement of condition and profit and loss statement within three (3) Business Days of the end of the month and, if requested by Buyer, a copy of the Bank’s daily statement of condition and daily profit and loss statement, which shall be provided within three (3) Business Days of such request.

Section 5.11.  Board Packages. The Bank shall distribute a copy of any Bank board package, including the agenda and any draft minutes, any monthly financial package and any corporate credit and asset review committee report, to Buyer via secure email or similar electronic means at the same time in which it distributes a copy of such package to the board of directors of the Bank; provided, however, that the Bank shall not be required to copy Buyer on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter that Bank’s board of directors has been advised by counsel that such distribution to Buyer may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of the Bank’s attorney-client privilege.

Section 5.12.  Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Parent shall use their commercially reasonable efforts to facilitate the integration of the Bank with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of the Bank and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by Buyer and Buyer Bank, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of the Bank and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by the Bank and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. Buyer shall promptly reimburse Parent on request for any reasonable out-of-pocket fees, expenses or charges that Parent may incur as a result of taking, at the request of Buyer, any action prior to the Effective Time to facilitate the Informational Systems Conversion.

Section 5.13.  Access to Customers and Suppliers. From and after the date hereof, Parent shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of the Bank and its Subsidiaries for the purpose of facilitating the integration of the Bank and its business into that of Buyer Bank. In addition, after satisfaction of the conditions set forth in Section 7.01(a), the Bank shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to customers of the Bank and its Subsidiaries for the purpose of facilitating the integration of the Bank and its business into that of Buyer Bank. Any interaction between Buyer and Parent’s, the Bank’s and any of their Subsidiaries’ customers and suppliers shall be coordinated by the Bank. The Bank shall have the right to participate in any discussions between Buyer and the Bank’s customers and suppliers.

Section 5.14.  Environmental Assessments.

(a)           Upon Buyer’s request, and to the extent that Bank or any of its Subsidiaries does not have current Phase I reports meeting the U.S. EPA “All Appropriate Inquiry” standards in 40 C.F.R. Part 312 already in its possession, during the thirty (30) day period following the date of this Agreement Parent and Bank shall cooperate with and grant access to an environmental consulting firm selected and paid for by Buyer (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by Bank), to any property set forth on Disclosure Schedule Section 3.31(a) for the purpose of conducting an ASTM E1527-13 Phase I, as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I shall be delivered in counterpart copies to Buyer and Bank, and will include customary language allowing both Buyer and Bank to rely upon its findings and conclusions. .

(b)           To the extent the final version of any Phase I identifies any “recognized environmental condition,” Buyer can request access be granted to Buyer’s Environmental Consultant, during normal business hours (or at such other times as may be agreed by the parties), to the property covered by such Phase I for the purpose of conducting a Phase II limited site assessment, including subsurface investigation of soil, soil vapor, and groundwater, designed to further investigate and evaluate any “recognized environmental condition” identified in the Phase I or if the Phase I identifies the presence or potential presence of any Hazardous Substance.  Pursuant to a scope of work prepared by Buyer’s Environmental Consultant, Parent may grant such request, subject to the execution of an access agreement between Buyer and the Bank.  The cost of any Phase II limited site assessment shall be borne by Buyer.  If Parent denies Buyer’s request to conduct any Phase II site assessment that Buyer is entitled to request pursuant to this Section 5.14, Buyer shall have the right to terminate this Agreement upon written notice to Parent delivered within ten (10) Business Days of Parent’s denial of such request and the parties shall have no further obligations under this Agreement except as contemplated by Section 5.05 and Section 5.18.

(c)           Any work conducted by the Environmental Consultant pursuant to subsection (b) (“Additional Environmental Assessment”) will be pursuant to a scope of work prepared by the Environmental Consultant and reasonably acceptable to Bank and Buyer.

(d)           The reports of any Additional Environmental Assessment will be given directly to Buyer and to the Bank by the Environmental Consultant.

(e)           If any Phase I or Phase II site assessment identifies any matter that would give rise to a breach of any representation or warranty of Parent and the Bank set forth in this Agreement that would give rise to Buyer’s right to terminate this Agreement pursuant to Section 9.01(c), Parent shall within ten (10) days of receipt of such assessment advise Buyer whether it will cure such breach by remediating the identified matter.  If Parent elects to remediate the identified matter, Buyer shall not have the right to terminate this Agreement pursuant to Section 9.01(c) with respect to the identified matter and Buyer shall have no right to indemnification or contribution from Parent, the Bank or their Affiliates pursuant to Article VIII or otherwise with respect to such matter.  If Parent does not elect to remediate the identified matter, Buyer shall retain its right to terminate this Agreement pursuant to Section 9.01(c), provided that such right must be exercised within ten (10) Business Days of receiving notice of Parent’s election not to remediate the identified matter.   If Buyer does not elect to terminate this Agreement during such ten (10) Business Day period, it will be deemed to have waived its right to terminate this Agreement with respect to the identified matter and Buyer shall have no right to indemnification or contribution from Parent, the Bank or their Affiliates pursuant to Article VIII or otherwise with respect to such matter.  If any Phase I or Phase II site assessment identifies any matter that would give rise to a breach of any representation or warranty of Parent and the Bank set forth in this Agreement, but such breach would not give rise to Buyer’s right to terminate this Agreement pursuant to Section 9.01(c), Buyer shall have no right to indemnification or contribution from Parent, the Bank or their Affiliates pursuant to Article VIII or otherwise with respect to such matter.  For purposes of this Section

5.14(e), Parent shall be deemed to have “remediated” any matter for which it has committed to bear the estimated cost of remediation or it has purchased insurance that is expected to cover the estimated cost of remediation.

Section 5.15.  Certain Litigation. In the event that any shareholder litigation related to this Agreement or the Stock Sale and the other transactions contemplated by this Agreement is brought, or, to Parent’s and the Bank’s Knowledge, threatened, against the Bank and/or the members of the board of directors of the Bank prior to the Effective Time, the Bank shall consult with Buyer regarding the defense or settlement of such litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld). The Bank shall promptly notify Buyer of any such shareholder litigation brought, or threatened, against the Bank and/or members of the board of directors of the Bank within one (1) Business Day after the Bank receives notice of any such claim or threat, and shall keep Buyer reasonably informed with respect to the status thereof.

Section 5.16.  Director Resignations. Parent and the Bank shall use commercially reasonable efforts to cause to be delivered to Buyer resignations of all the directors of the Bank and its Subsidiaries, such resignations to be effective as of the Effective Time.

Section 5.17.  Coordination.

(a)           Prior to the Effective Time, Parent and its Subsidiaries shall use commercially reasonable efforts to take any actions Buyer may reasonably request from time to time to better prepare the parties for integration of the operations of the Bank with Buyer Bank, including without limitation the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Bank branches or facilities. Buyer shall reimburse the Bank for any out-of-pocket costs or expenses associated with meeting any such requests.  Without limiting the foregoing, senior officers of Parent or the Bank and Buyer shall meet from time to time as Buyer may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of the Bank and its Subsidiaries, and Parent shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of the Bank or any of its Subsidiaries prior to the Effective Time. The Bank shall permit representatives of Buyer and Buyer Bank to be onsite at the Bank to facilitate integration of operations and assist with any other coordination efforts as necessary, provided such representatives shall be under the supervision of the Bank’s personnel while onsite and such efforts shall be conducted in such a manner as not to interfere with the normal operations of the Bank.

(b)           Upon Buyer’s reasonable request, prior to the Effective Time and consistent with GAAP and applicable banking laws and regulations, Parent shall cause each of the Bank and its Subsidiaries to modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied, on a basis that is consistent with that of Buyer Bank. In order to promote a more efficient and orderly integration of operation of the Bank with Buyer Bank, from the date of execution of this Agreement and prior to the Effective Time, as more particularly set forth in and subject to the provisions of Section 5.01(q), Parent shall use commercially reasonable efforts to cause the Bank to sell or otherwise divest itself of such investment securities and loans as are reasonably identified by Buyer and agreed to in writing between Parent and Buyer from time to time prior to the Closing Date, such identification to include a statement as to Buyer’s business reasons for such divestitures. Notwithstanding the foregoing, no such modifications, changes or divestitures of the type described in this Section 5.17(b) need be made prior to the satisfaction of the conditions set forth in Section 7.01(a).

(c)           Parent shall use commercially reasonable efforts to cause the Bank, consistent with GAAP and regulatory accounting principles, to adjust, at Buyer’s reasonable request, internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such adjustments need be made prior to the satisfaction of the conditions set forth in Section 7.01(a).

(d)           No accrual or reserve or change in policy or procedure made by the Bank or any of its Subsidiaries pursuant to this Section 5.17 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Parent or its management with any such adjustments.

(e)           Prior to the Effective Time, Parent and its Subsidiaries shall take any actions Buyer may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or Material Contracts, including but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to, or immediately upon, the Closing, and shall cooperate with Buyer and use commercially reasonable efforts to negotiate specific provisions that may be reasonably requested by Buyer in connection with any such any amendment, modification or termination.

(f)            Subject to Section 5.17(b), Buyer and Parent shall cooperate (i) to minimize any potential adverse impact to Buyer under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to allow Buyer to obtain all information necessary for Buyer, in its reasonable discretion, to timely make all purchase accounting adjustments in accordance with GAAP.

(g)           Parent and the Bank shall take all actions necessary and within their power to (i) cause all applicable Governmental Authorities to approve the Bank Dividend and (ii) if necessary pursuant to the terms of this Agreement, to authorize, declare and pay the Bank Dividend on the Closing Date.

(h)           Buyer and the Bank agree to take all action necessary and appropriate to cause the Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the

Bank Merger Agreement immediately following the Effective Time, or such later time, if any, as determined by Buyer.

Section 5.18.  Confidentiality. In addition to the parties’ respective obligations under the existing non-disclosure agreement previously entered into between the parties or their duly authorized representatives, which obligations are hereby reaffirmed and adopted, and incorporated by reference herein, each party hereto shall, and shall cause its directors, Executive Officers, advisers and agents to, maintain the confidentiality of all confidential information, whether written or oral, furnished to it by the other party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. For purposes of this Section 5.18, the term “confidential information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a non-confidential basis from a source other than the non-disclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

Section 5.19.  Insurance. Following the Closing Date, the Bank and its Subsidiaries shall no longer be insured under any insurance policy of Parent.

Section 5.20.  Intercompany Matters.

(a)           At or prior to the Closing, Parent and the Bank shall take, or cause to be taken, all such actions necessary so that Intercompany Receivables and Intercompany Payables shall have been settled or paid; provided that, the parties hereby agree to work in good faith to agree upon mutually acceptable procedures for the settlement or payment of trailing activities.

(b)           Except as otherwise provided in this Agreement, Parent and the Bank shall take, or cause to be taken, all actions necessary to sever all contractual relationships between Parent and the Bank, including entry into one or more termination and release agreements, in forms satisfactory to Buyer, pursuant to which all agreements, contracts, arrangements, covenants, guaranties, indemnities or other obligations of or between the Bank and its Subsidiaries, on the one hand, and Parent or any of its Affiliates (other than the Bank and its Subsidiaries), on the other hand, whether relating to products, services or support provided to or by the Bank and its Subsidiaries or otherwise. Such termination and release agreements shall be effective at the Effective Time and shall be without expense, penalty, fee or cost to the Bank or its Subsidiaries. For the avoidance of doubt, this Section 5.20(b) shall have no effect on any indemnification or other post-Closing obligations of Parent contemplated in this Agreement.

Section 5.21.  D&O Indemnification.

(a)           For a period of six years from and after the Effective Time, and in any event subject to the provisions of Section 5.21(b)(iv), Buyer shall cause Buyer Bank to indemnify, defend and hold harmless the present and former directors and officers of the Bank (the “D&O Indemnified Parties”), against all Losses as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of actions or omissions of such persons in the course of performing their duties for the Bank occurring at or before the Effective Time (including the transactions contemplated hereby), to the same extent as such persons have the right to be indemnified pursuant to the Organizational Documents of the Bank, in effect on the date of this Agreement, to the extent permitted by applicable Law.

(b)           Any D&O Indemnified Party wishing to claim indemnification under this Section 5.21 shall promptly notify Buyer Bank upon learning of any Claim, provided that failure to so notify shall not affect the obligation of Buyer Bank under this Section 5.21, unless, and only to the extent that, Buyer Bank is actually prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether arising before or after the Effective Time), Buyer Bank shall have the right to assume the defense thereof and Buyer shall not be liable to such D&O Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such D&O Indemnified Parties in connection with the defense thereof.  If Buyer Bank elects to assume the defense, it shall keep the D&O Indemnified Parties apprised of all developments, including settlement offers.  If Buyer Bank elects not to assume such defense or counsel for the D&O Indemnified Parties advises that there are issues which raise conflicts of interest between Buyer Bank and the D&O Indemnified Parties, the D&O Indemnified Parties may retain counsel which is reasonably satisfactory to Buyer Bank, and Buyer Bank shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the D&O Indemnified Parties (which may not exceed one firm in any jurisdiction).  The D&O Indemnified Parties shall have the right to employ separate counsel (either at their own expense or as provided in the prior sentence) and to participate in the defense of any Claims.  In the event of any Claim, (i) the parties will cooperate in the defense of any such matter, (ii) Buyer Bank shall not be liable for any settlement effected without its prior written consent and (iii) Buyer Bank shall have no obligation to indemnify any D&O Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of a D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.

(c)           For a period of six years following the Effective Time, Buyer will, and cause Buyer Bank to, use its commercially reasonable efforts to provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of the Bank or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the D&O Indemnified Party, as that coverage currently provided by the Bank; provided that if Buyer Bank is unable to maintain or obtain the insurance called for by this Section 5.21, Buyer Bank will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.21(c)); and provided, further, that officers and directors of the Bank or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall Buyer Bank be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premiums paid by the Bank for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, Buyer Bank shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d)           If Buyer Bank or any of its successors and assigns (i) shall consolidate with or merge into any other corporation, association or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer Bank and its Subsidiaries shall assume the obligations set forth in this Section 5.21.

(e)           The provisions of this Section 5.21 are intended to be for the benefit of, and shall be enforceable by each D&O Indemnified Party, and each D&O Indemnified Party’s heirs and personal and legal representatives.

ARTICLE VI

TAX MATTERS

Section 6.01.  Indemnification for and Allocation of and Procedures Regarding Taxes.

(a)           Without limiting Parent’s indemnification obligations under Article VIII hereof, Parent shall be responsible for and shall indemnify and hold the Bank and the Buyer Indemnified Parties harmless from, and shall pay to the Bank and the Buyer Indemnified Parties the amount of, or reimburse the Bank and the Buyer Indemnified Parties for, any Taxes that are not reflected in the Bank Tangible Book Value (i) imposed on the Bank (or any Buyer Indemnified Party as successor or transferee of the Bank) with respect to the assets or business of the Bank for any taxable period ending on or prior to the Closing Date and for the portion of any Straddle Period ending on the Closing Date (“Pre-Closing Tax Periods”) and (ii) (A) of any member of an affiliated, consolidated, combined or unitary group of which the Bank is or was a member on or prior to the Closing Date or (B) of any Person imposed on the Bank as a transferee or successor, by operation of law or pursuant to any tax sharing, tax indemnity, tax allocation or other similar agreement, which Taxes relate to either a liability existing or to an event or transaction occurring on or before the Closing Date.

(b)           Without limiting any of the indemnification obligations of Buyer under Article VIII hereof, Buyer shall be responsible for and shall indemnify and hold the Parent Indemnified Parties harmless from, and shall pay to the Parent Indemnified Parties the amount of, or reimburse the Parent Indemnified Parties for (i) Taxes imposed on Parent or any Parent Indemnified Parties with respect to the Bank’s or the Buyer Bank’s activities for any taxable period beginning after the Closing Date and for the portion of any Straddle Period beginning after the Closing Date and (ii) the obligation of Buyer for Taxes pursuant to Section 6.03.

(c)           In the case of Taxes that are payable with respect to any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), such Taxes shall be apportioned between the period deemed to end on the Closing Date and the period deemed to begin on the day following the Closing Date on the basis of an interim closing of the books, except that Taxes imposed on a periodic basis (such as real or personal property Taxes) shall be allocated on a daily basis.  For purposes of this Article VI, any amounts apportioned to the period deemed to end on the Closing Date shall be treated as incurred in a Pre-Closing Tax Period.

(d)           If Parent’s obligation under Section 6.01(a) arises in respect of an adjustment that causes a correlative adjustment for the Bank or the Buyer Bank, and the adjustment makes allowable to Buyer, any of its Affiliates or, after the Closing Date, the Bank or the Buyer Bank, any Tax Benefit that would not, but for any such adjustment, be allowable, then Buyer shall thereafter pay to Seller for any subsequent tax year an amount equal to (A) the federal and state income Tax liability for such tax year but for the realization of such Tax Benefit, minus (B) the actual federal and state Tax liability for such tax year taking into account the realization of such Tax Benefit.  Any such payment pursuant to this Section 6.01(d) shall be due and payable with five (5) business days after the due date (without extensions) for filing Buyer’s Tax returns for such subsequent Tax years.

(e)           Any indemnity or other payment made pursuant to this Article VI shall be treated by Parent and Buyer as an adjustment to the Purchase Price.

Section 6.02.  Filing of Tax Returns.

(a)           Parent shall include the income of the Bank on the federal income Tax Return of Parent for all periods ending on or before the Closing Date and shall pay any federal income Tax imposed on the Bank or Parent attributable to such income as shown on such Tax Return. For all taxable periods ending on or before the Closing Date, to the extent not already filed, Parent shall include the income, gains, deductions and losses of the Bank in, and cause the Bank to join in, the consolidated federal income Tax Return of Parent and, in jurisdictions requiring separate reporting from the Bank, to file state and local income Tax Returns. All such Tax Returns shall be prepared and filed by Parent in a manner reasonably consistent with past practice. At least 30 days prior to the filing of any such separate-company Tax Return, Parent shall provide Buyer with a copy of such Tax Return for Buyer’s review and comment.

(b)           Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns of the Bank and Buyer Bank for all taxable periods other than those for which Parent is responsible pursuant to Section 6.02(a) of this Agreement and shall pay or cause to be paid all Taxes due for such periods, provided however, that with respect to any such Tax Returns for a Straddle Period, Buyer shall prepare (or cause to be prepared) such Tax Returns in a manner reasonably consistent with past practice of the Bank. At least 30 days prior to the filing of any such Tax Return with respect to a Straddle Period, Buyer shall provide Parent with a copy of the Tax Return for Parent’s review and comment, and Buyer shall make any changes with respect to Pre-Closing Tax Periods reasonably requested by Parent. Along with the copy of such Tax Return with respect to a Straddle Period, Buyer shall provide Parent with a statement calculating in reasonable detail any obligations of Parent with respect to

Taxes for any Pre-Closing Tax Period, if any, pursuant to Section 6.01(a).  Buyer, the Bank and Parent agree that for federal income tax purposes the Bank’s taxable year will end on the Closing Date and will treat the taxable year as ending on such date in those jurisdictions where allowable under applicable Law.

(c)           After the Closing, with respect to any Pre-Closing Tax Period of the Bank (or any Subsidiary thereof), Buyer agrees not to, and agrees to cause its Affiliates (including the Bank and the Buyer Bank and their Affiliates) not to, (i) file any amended Tax Return, (ii) make or change any Tax election, (iii) adopt or change any Tax accounting method, (iv) change any annual Tax accounting period, (v) agree to extend any statute of limitations for Taxes, (vi) settle any right to a Pre-Closing Tax Refund or other Tax benefit, (vii) initiate any voluntary disclosure with respect to Taxes, or (viii) take any other similar action relating to Taxes or Tax Returns.  Buyer agrees not to, and agrees to cause its Affiliates (including the Bank and the Buyer Bank and their Affiliates) not to (i) make any election under Section 338 of the Code (or any similar provision of state, local, or foreign Tax Law) with respect to the transactions contemplated hereby, or (ii) take any action or enter into any transaction on the Closing Date, after the Closing occurs, other than in the ordinary course of business or as explicitly contemplated hereby.

Section 6.03.  Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including, without limitation, any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby and any other similar Tax that may be imposed, shall be paid by Buyer, and Buyer will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation.

Section 6.04.  Procedures Relating to Tax Claims.

(a)           If Buyer, the Bank, the Buyer Bank, any Buyer Indemnified Parties or any of their respective Affiliates receives notice of a pending audit of the Bank, or if an assessment or written claim for Taxes shall be made by any Governmental Authority, which audit, assessment or claim, if successful, might result in a payment to Buyer pursuant to Section 6.01(a) or Article VIII for breach of any representation or warranty under Section 3.19 (a “Tax Claim”), Buyer or the Bank shall forward a copy of such Tax Claim to Parent within ten (10) days of receipt of such Tax Claim. If Buyer or the Bank fails to forward a copy of such Tax Claim within such period, Parent shall not be liable to the Bank or the Buyer Indemnified Parties to the extent Parent’s position with respect to such Tax Claim is prejudiced as a result of such failure.

(b)           Parent shall have the right to participate with Buyer in any Tax audit or administrative or court proceeding related to Pre-Closing Tax Periods, and to employ counsel of its choice at its expense. Buyer agrees that it will cooperate, and cause the Bank to cooperate, fully with Parent and Parent’s counsel in the defense against, and/or settlement of,  any Tax Claim. Buyer shall have the sole right to represent the Bank in any Tax audit or administrative or court proceeding related to taxable periods beginning after the Closing Date, and to employ counsel of its choice at its expense. Parent agrees to cooperate, at its expense, fully with Buyer and its counsel in the defense against any claim in any said proceeding. Further, notwithstanding the foregoing, Parent shall not agree to any settlement concerning Taxes for any taxable period ending on or before the Closing Date, which settlement may result in an increase in Taxes of the Bank for any taxable period ending after the Closing Date, without the prior written consent of Buyer, nor shall Buyer, the Bank or Buyer Bank agree to any settlement concerning Taxes for any taxable period ending after the Closing Date which may result in an increase in Taxes of the Bank or Parent for any Pre-Closing Tax Period or in the case of Parent any Pre-Closing Tax Period or Straddle Period, without the prior written consent of Parent. Any consent required to be given under this Section may not be unreasonably withheld.

(c)           After the Closing Date, Parent and Buyer shall consult in good faith during the course of any audits or administrative or judicial proceedings pertaining to Taxes of, or which may affect, the Bank for Pre-Closing Tax Periods or in the case of Parent any Pre-Closing Tax Period or Straddle Period. Such consultations shall include, but not be limited to, consultations concerning any ongoing or future audits related to any period or portion thereof ending prior to or including the Closing Date and court proceedings with respect thereto. Buyer or Parent, as the case may be, shall be made aware of any meetings and conferences related thereto and have the right (to the extent permissible by law) to have a representative present at those conferences.

Section 6.05.  Cooperation, Exchange of Information and Record Retention. Each of the parties recognizes that the other parties and their respective Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information regarding Tax matters of the Bank to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, from and after the Closing Date, Parent and Buyer shall, and shall cause their Affiliates (including, in the case of Buyer, the Bank and the Buyer Bank) to (i) retain and maintain all records, including all Tax Returns, schedules and work papers, books, records and other documents in its or their possession relating to Tax matters of the Bank for each Pre-Closing Tax Period and for any Straddle Period until expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions requested by the other party and made known to the party requesting such documentation) plus six (6) months, (ii) allow any other party or parties (as appropriate) and its or their agents and representatives (and agents or representatives of any Affiliates), upon reasonable notice and at mutually convenient times, to inspect, review and make copies of such records (at the expense of the party or parties requesting the records) as such party or parties may deem reasonably necessary or appropriate from time to time, (iii) execute any document (including any power of attorney) that may be necessary or reasonably helpful in connection with any Tax Claim or the filing of a Tax Return or refund with respect to the Bank or Parent and (iv) use commercially reasonable efforts to obtain Tax Returns, schedules and work papers, books, records and other documents and provide additional facts, insights or views as reasonably requested by the other party or parties, in each case, that may be necessary or helpful in connection with any Tax Returns or Tax Claims of the Bank or Parent. Buyer shall cause the Bank to provide Parent with written notice ninety (90) days prior to transferring, destroying or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials, and Parent shall have the right, at their expense, to copy or take any such materials. Any information obtained under this Section 6.05 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 6.06.  Survival of Tax Provisions. Any claim to be made pursuant to this Article VI must be made before the expiration of the applicable statute of limitations (giving effect to any valid extensions) relating to the Taxes at issue plus 60 days.

Section 6.07.  Other Tax Provisions.

(a)           During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, neither the Bank nor Parent shall make any material election not consistent with past practices or make a material change in any existing election in respect of Taxes, adopt or change any accounting method in respect of Taxes, except as required by law, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(b)           Parent shall make available for Buyer’s inspection, as reasonably requested, copies of those federal, state, county, local and foreign Tax Returns, reports and estimates for periods on or prior to the Closing Date for the Bank to the extent not previously provided to Buyer.

(c)           Parent shall cause any and all Tax allocation or sharing agreements (including any indemnity arrangements) or similar agreements or arrangements (collectively “Tax Sharing Agreements”) to which the Bank is a party or is otherwise subject to be terminated effective as of the Closing Date, and any payment, liability or other obligation with respect to any such Tax Sharing Agreements shall be paid or satisfied on or prior to the Closing Date, except for those Tax Sharing Agreements for which payment is not yet due as of the Closing Date, the payment of which Parent shall be responsible in accordance with Section 6.01. Notwithstanding anything to the contrary in this Agreement, the Bank (and Buyer Bank, as successor) shall remain responsible for paying any Tax amounts that are included as liabilities in the determination of Bank Tangible Book Value as of the Closing Date.

Section 6.08.  Refund Claims. Except as otherwise provided herein, Parent shall be entitled to receive from Buyer all refunds (or credits for overpayments actually realized by Buyer) of Taxes, including any interest thereon received from any Governmental Authority, attributable to Pre-Closing Tax Periods to the extent not included in the Bank Tangible Book Value (a “Pre-Closing Tax Refund”). Promptly upon receipt of any such Tax refund (or credits for overpayment actually realized by Buyer, the Bank or Buyer Bank), and in no event later than ten (10) Business Days after receipt by Buyer, Buyer will, and will cause the Bank to, deliver and pay over, by wire transfer of immediately available funds, such Tax refunds (or credits for overpayments actually realized by Buyer, the Bank or Buyer Bank), including any interest thereon received from any Governmental Authority, less any reasonable fees and expenses Buyer incurs for obtaining such refund, to Parent. Buyer shall, as soon as is reasonably practicable and in no event later than ten (10) Business Days after a reasonable request by Parent, cause the Bank or Buyer Bank to file, at Parent’s expense, amended Tax Returns or applications for Tax refunds in order to obtain a Tax refund (or credit for overpayment actually realized by Buyer, the Bank or Buyer Bank) that Parent is entitled to pursuant to this Section 6.08, and Buyer shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Buyer to perfect its rights in and obtain the Tax refunds contemplated by this Section 6.08. Parent shall not be obligated to file for any refunds of Taxes due to a carry back of any loss or credits incurred by the Bank or Buyer Bank post Closing.

Section 6.09.  Certain Tax Attributes. Any tax loss or tax credit of the Bank, the economic benefit of which is realized in a period ending after the Closing Date, shall be for the account of Buyer, and Buyer shall not be obligated to pay any additional consideration to Parent therefor. Without limiting the generality of the foregoing, this Section applies to any tax loss or credit generated in any period ending after the Closing Date.

ARTICLE VII

CLOSING CONDITIONS

Section 7.01.  Conditions to Each Party’s Obligations under this Agreement. The respective obligations of each of the Buyer, on the one hand, and Parent and the Bank, on the other hand, to effect the transactions contemplated hereby shall be subject to the fulfillment or written waiver by Buyer, on the one hand, and Parent and the Bank, on the other hand, prior to the Closing of each of the following conditions:

(a)           Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Stock Sale, the Bank Merger and the Bank Dividend in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. None of the Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that is a Burdensome Condition.

(b)           No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

Section 7.02.  Conditions to Obligations of Parent and the Bank. The obligations of Parent and the Bank to effect the transactions contemplated hereby shall be subject to the fulfillment by Buyer or written waiver by Parent and the Bank prior to the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the date of this

Agreement and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Parent and the Bank shall have received a certificate dated as of the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.

(b)           Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and Parent and the Bank shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and the Chief Financial Officer to such effect.

(c)           Other Actions. Buyer shall have furnished Parent and the Bank with such certificates of its officers and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and this Section 7.02 as Parent may reasonably request.

Section 7.03.  Conditions to Obligations of Buyer. The obligations of Buyer to effect the transactions contemplated hereby shall be subject to the fulfillment by Parent and the Bank or written waiver by Buyer prior to the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and the Bank set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of Parent and the Bank by Parent’s and the Bank’s respective Chief Executive Officer and Chief Financial Officer, or equivalent officer performing the duties of a chief financial officer, to such effect.

(b)           Performance of Obligations of Parent. Parent and the Bank shall have performed and complied with all of their obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Parent and the Bank by Parent’s and the Bank’s respective Chief Executive Officer and Chief Financial Officer, or equivalent officer performing the duties of a chief financial officer, to such effect.

(c)           Other Actions. Parent and the Bank shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and this Section 7.03 as Buyer may reasonably request.

(d)           No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Parent or the Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in Parent or the Bank being subject to a Material Adverse Effect.

(e)           Bank Merger Agreement. The Bank Merger Agreement shall have been executed and delivered concurrently with or immediately following the execution of this Agreement.

(f)            No Claim Regarding Stock Ownership or Sale Proceeds. There will not have been made or threatened by any third party any claim asserting that such third party (a) is the holder of the beneficial owner of any equity security of the Bank or (b) is entitled to all or any portion of the Purchase Price.

(g)           Termination of Intercompany Receivables and Agreements. Parent and the Bank shall have delivered evidence of termination of all intercompany agreements and settlement of all Intercompany Receivables and Intercompany Payables in satisfaction of Section 5.20 hereof.

Section 7.04.  Frustration of Closing Conditions. Neither Buyer nor Parent or the Bank may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

Section 8.01.  Survival of Representations, Warranties and Covenants.

(a)           The representations, warranties, covenants and agreements of Parent and the Buyer contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date unless a longer period is expressly provided herein.

(b)           The survival periods set forth in Section 8.01(a) are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity. Any claim for breach of representation or warranty hereunder shall be deemed to have accrued as of the Closing; provided, however, that no such accrual shall modify the period of survival for the Parent’s and the Bank’s representations, warranties, covenants and agreements set forth in Section 8.01(a). No claim for breach of any representation, warranty, covenant or agreement may be brought after the expiration of the survival periods set forth in Section 8.01(a).

Section 8.02.  Indemnification by Parent. For a period of one year from and after the Effective Time or, in the case of any losses, damages, liabilities, claims, interest, awards, judgments, penalties, costs and expenses arising out of fraud, at any time from and after the Effective Time, subject to the limitations set forth in this Article VIII and in addition to the obligations provided in Article VI, Parent shall indemnify and hold harmless the Buyer and its Affiliates (including the Bank) and their respective officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, claims, interest, awards, judgments, penalties, costs and expenses (including reasonably attorneys’ fees) (collectively, the “Losses”) to the extent, directly or indirectly, resulting from or arising out of:

(a)           any inaccuracy or breach of any representation or warranty made by Parent pursuant to this Agreement, and

(b)           any breach of or failure to perform by Parent of any of its covenants or agreements contained in this Agreement.

Section 8.03.  Indemnification by Buyer. From and after the Effective Time, subject to the limitations set forth in this Article VIII, Buyer shall indemnify and hold harmless Parent, its Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against any and all Losses to the extent, directly or indirectly, resulting from or arising out of:

(a)           any inaccuracy or breach of any representation or warranty made by Buyer pursuant to this Agreement, and

(b)           any breach of or failure to perform by Buyer of any of its covenants or agreements contained in this Agreement.

Section 8.04.  Procedure.

(a)           In order for a Buyer Indemnified Party or Parent Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail to the extent known (i) the facts giving rise to any claim for indemnification hereunder, (ii) the amount or method of computation of the amount of such claim, (iii) each individual item of Loss included in the amount so stated, to the extent known, (iv) the date such item was paid or properly accrued, and (v) the nature of the breach of representation, warranty, covenant or agreement with respect to which such Indemnified Party claims to be entitled to indemnification hereunder (all of the foregoing, the “Claim Information”), and shall provide any other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party’s ability to remedy, contest, defend or settle a claim is prejudiced by such failure.

(b)           With respect to Third Party Claims, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party may only elect to assume and control the defense thereof so long as (A) the Indemnifying Party is not a party to the Third Party Claim or the Indemnified Party has determined in good faith that there would be no conflict of interest or other inappropriate matter associated with joint representation, (B) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief and (C) the Indemnifying Party keeps the Indemnified Party apprised of all developments, including settlement offers, with respect to the Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party; provided, however, that the Indemnifying Party shall be responsible for the reasonable fees and expenses of one counsel to such Indemnified Party in connection with such defense to the extent (x) the employment of such counsel and payment of fees and expenses thereof has been specifically authorized by the Indemnifying Party in writing, (y) the fees and expenses relate to the period prior to the Indemnifying Party’s assumption of defense, or (z) the Indemnified Party provides written notice that any condition to the Indemnifying Party’s control of the Third Party Claims in Sections 8.04(b)(A) — (C) above becomes unsatisfied and the lack of satisfaction of such condition has not been cured within thirty (30) days following delivery of such written notice, in which case the Indemnifying Party shall be responsible for such reasonable fees and expenses accruing from the expiration of such thirty (30) day period. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, and which releases the Indemnified Party completely in connection with such Third Party Claim; provided that the Indemnifying Party shall not agree to any other settlement of any Third Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed). Regardless of which party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(c)           In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim containing the Claim Information promptly to the Indemnifying Party, and shall provide any other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 8.05.  Limits on Indemnification.

(a)           Notwithstanding anything to the contrary contained in this Agreement:

(i)        the maximum aggregate amount of indemnifiable Losses that may be recovered from Parent by Buyer Indemnified Parties pursuant to Section 8.02(a), or from the Buyer by the Parent Indemnified Parties pursuant to Section 8.03(a), shall be $5,000,000 (the “Cap”); provided that the Cap and the one-year limit on indemnification provided for in Section 8.02(a) shall not apply in respect of Losses resulting from fraud in this Agreement, in which case the maximum aggregate amount of indemnifiable Losses that may be recovered shall be the Purchase Price;

(ii)           Parent shall not be liable to any Buyer Indemnified Party, and the Buyer shall not be liable to any Parent Indemnified Party, for any claim for indemnification pursuant to Section 8.02(a) or Section 8.03(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Parent or the Buyer, as applicable, equals or exceeds $500,000 (the “Basket Amount”), in which case Parent or the Buyer, as applicable, shall be liable only for the Losses in excess of the Basket Amount; provided that the Basket Amount shall not apply in respect of Losses resulting from fraud in this Agreement; and

(iii)          no party hereto shall have any liability under any provision of this Agreement for any punitive, special or exemplary damages, damages that do not arise directly and naturally from the breach of this Agreement or damages that are not a reasonably foreseeable result of a breach of this Agreement, except to the extent such damages are awarded in connection with a Third Party Claim.

(b)           The amount of any and all Losses under this Article VIII shall be determined net of any insurance proceeds actually recovered by the Indemnified Party or its Affiliates on account of such Loss (net of the costs of obtaining such insurance proceeds, including any deductible or increase in premiums) and notwithstanding anything to the contrary in this Agreement, any and all Losses under this Article VIII and any and all indemnifiable Taxes under Section 6.01 shall be determined net of any Tax savings realized or reasonably expected to be realized as a result of such Loss or Tax by the Indemnified Party.  Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

(c)           Buyer and Parent shall, or shall cause the applicable Indemnified Party to, mitigate all Losses for which such Indemnified Party is or may be entitled to indemnification hereunder to the extent required by applicable Law in connection with a breach of contract. The Buyer and Parent shall, or shall cause the applicable Indemnified Party to, use reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(d)           For purposes of determining the amount of any Loss for all purposes under this Article VIII, but not for purposes of determining whether a breach of a representation and warranty has occurred, each representation and warranty contained in this Agreement shall be read without regard to any “materiality” or “Material Adverse Effect” qualifier contained therein.

Section 8.06.  Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this Article VIII and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 8.07.  Exclusivity. Except for (i) injunctive action or other equitable remedies or (ii) as a result of fraud in this Agreement, the remedies provided in this Article VIII shall be the exclusive remedies of the parties after the Closing in respect of any matter arising out of or in connection with this Agreement.

Section 8.08.  Knowledge. The right to indemnification or other remedy under this Agreement based on the representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time by any party, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

ARTICLE IX

TERMINATION

Section 9.01.  Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)           Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of Buyer and Parent, if a majority of the board of directors of each of Buyer and Parent each so determines.

(b)           No Regulatory Approval. By Buyer or Parent in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c)           Breach of Representations and Warranties. By either Buyer or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect”, a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect”, any breach of any of such representations or warranties by the other party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the party committing such breach from the other party hereto or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(d)           Breach of Covenants. By either Buyer or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the party committing such breach from the other party hereto or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(e)           Delay. It being understood that the parties shall use good faith efforts to submit regulatory filings in a timely manner, by Buyer or Parent if the Stock Sale shall not have been consummated on or before August 1, 2016, provided that such date may be extended by 90 days by Buyer or Parent by written notice to the other party if the only reason the Closing shall not have occurred is because of failure to obtain a Regulatory Approval (the “Expiration Date”); provided further, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

(f)            Superior Proposal.  By Parent, if at any time within 30 days following the date of this Agreement, Parent or the Bank receives an Acquisition Proposal; provided, however, that Parent shall not terminate this Agreement pursuant to the foregoing clause unless: (i) Parent shall have complied in all material respects with Section 5.07 of this Agreement, including the conclusion by the Parent Board in good faith that such Acquisition Proposal is a Superior Proposal; (ii) Parent concurrently pays the Termination Fee to Buyer payable pursuant to Section 9.02 of this Agreement; and (iii) the Parent Board concurrently approves, and Parent, the Bank or either of them concurrently enters into, a definitive agreement with respect such Superior Proposal.

(g)           Breach of Section 5.07.  By Buyer, if at any time within 30 days following the date of this Agreement, Parent shall have materially breached its obligations under Section 5.07 of this Agreement.

Section 9.02.  Termination Fee.

(a)           In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Stock Sale, in the event that (i) the Agreement is terminated by Buyer pursuant to Section 9.01(g) of the Agreement or (ii) the Agreement is terminated by Parent pursuant to Section 9.01(f) of the Agreement, then Parent shall pay to Buyer a termination fee equal to $4,200,000 (the “Termination Fee”) by wire transfer of immediately available funds within two (2) Business Days after receipt of Buyer’s notification of such termination.

(b)           In the event that (i) an Acquisition Proposal, whether or not conditional, shall have been publicly announced or otherwise communicated to Parent after the date hereof (or any Person shall have, after the date hereof, publicly announced or otherwise communicated to Parent an intention, whether or not conditional, to make an Acquisition Proposal), (ii) this Agreement is thereafter terminated by Buyer pursuant to Section 9.01(c) or Section 9.01(d) as a result of Parent’s willful breach of any of its representations, warranties or covenants hereunder, or pursuant to Section 9.01(e), and (iii) within 12 months following the date of such termination, Parent enters into a definitive agreement with respect to any Acquisition Transaction, the board of directors of Parent recommends any Acquisition Transaction or Parent consummates any Acquisition Transaction (whether or not such Acquisition Transaction resulted from or was related to the Acquisition Proposal referred to in the foregoing clause (i), if applicable), then Parent shall pay Buyer the Termination Fee, which amount shall be payable by wire transfer of immediately available funds on or prior to the earlier of Parent entering into a definitive agreement for or consummating such Acquisition Transaction.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if Parent pays or causes to be paid the Termination Fee in accordance with Section 9.02(a) and Section 9.02(b), then Parent, the Bank and their Affiliates will not have any further obligations or liabilities to Buyer with respect to this Agreement or the transactions contemplated by this Agreement.

Section 9.03.  Effect of Termination. Except as set forth in Section 9.02(c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE X

MISCELLANEOUS

Section 10.01.  Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.  For the avoidance of doubt, the parties acknowledge that any expenses to be borne by the Bank in this Agreement will be borne indirectly by the Buyer if the transactions contemplated hereby are consummated.

Section 10.02.  Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.

Section 10.03.  Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.04.  Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer: Beneficial Bancorp, Inc. Beneficial Bank Place 1818 Market Street Philadelphia, PA 19108 Attn: Gerard P. Cuddy, President and Chief Executive Officer	With a copy (which shall not constitute notice) to: Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005 Attn: Gary R. Bronstein, Esq.

If to Parent or the Bank: Conestoga Bancorp, Inc. 165 Pottstown Pike Chester Springs, PA 19425 Attn: Richard A. Elko	With a copy (which shall not constitute notice) to: Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103 Attn: Robert C. Juelke, Esq.

Section 10.05.  Interpretation.

(a)           When a reference is made in this Agreement to a section, article, exhibit or schedule such reference shall be to a section, article, exhibit or schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any exhibit or schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any exhibit or schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

(b)           The parties hereto intend that each representation, warranty, covenant and agreement contained in this Agreement will have independent significance. The fact that any conduct or state of facts may be within the scope of two or more representations, warranties, covenants or agreements contained in this Agreement, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement.

Section 10.06.  Entire Agreement. This Agreement (including the exhibits and schedules hereto) constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof. This Agreement shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby other than those expressly set forth herein or in any document required to be delivered hereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 10.07.  Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby (in contract or tort) shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the Commonwealth of Pennsylvania.

Section 10.08.  Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in any state or federal court sitting in Philadelphia, Pennsylvania, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby; provided that any such legal action or proceeding brought in a state court in Philadelphia, Pennsylvania shall be subject to the Philadelphia Commerce Court Case Management Program, if available. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in the Commonwealth of Pennsylvania, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the Commonwealth of Pennsylvania as described herein. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in the Commonwealth of Pennsylvania as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.09.  Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of each of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.10.  Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court identified in Section 10.08 of this Agreement sitting in Philadelphia, Pennsylvania, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.11.  Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.12.  Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.13.  Counterparts. This Agreement may be executed in two or more original, .pdf or facsimile counterparts, all of which shall be considered one and the same original instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.14.  Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.15.  No Presumption Against Drafting Party. Each of the Buyer and Parent and the Bank acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BENEFICIAL BANCORP, INC.

By:	/s/ Gerard P. Cuddy
Name: Gerard P. Cuddy
Title: President and Chief Executive Officer

CONESTOGA BANCORP, INC.

By:	/s/ Richard A. Elko
Name: Richard A. Elko
Title: President and Chief Executive Officer

CONESTOGA BANK

By:	/s/ Richard A. Elko
Name: Richard A. Elko
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

Exhibit A

Form of Bank Merger Agreement

EXHIBIT A

PLAN OF MERGER

of

CONESTOGA BANK

with and into

BENEFICIAL BANK

THIS PLAN OF MERGER (the “Plan of Merger”) is entered into as of the 21st day of October 2015 by and between CONESTOGA BANK, a stock bank chartered and existing under the laws of the Commonwealth of Pennsylvania with its principal office at 165 Pottstown Pike, Chester Springs, Pennsylvania 19425 and BENEFICIAL BANK, a stock savings bank chartered and existing under the laws of the Commonwealth of Pennsylvania with its principal office at Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103.

WHEREAS, this Plan of Merger is being entered into pursuant to the Stock Purchase Agreement dated as of October 21, 2015 (the “Stock Purchase Agreement”) by and among Beneficial Bancorp, Inc., Conestoga Bancorp, Inc. and Conestoga Bank.; and

WHEREAS, this Plan of Merger has been unanimously approved by the directors and shareholders of Conestoga Bank and the required vote of the trustees of Beneficial Bank.

NOW, THEREFORE, in consideration of the covenants and agreements of the parties contained herein, the parties hereto make, adopt and approve this Plan of Merger in order to set forth the terms and conditions for the merger of Conestoga Bank with and into Beneficial Bank (the “Merger”).

1.                                      Effective Time of the Merger.  The Merger shall not be effective unless and until the Merger receives any necessary approvals from the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities or such other later time specified on the Articles of Merger filed with the Pennsylvania Department of Banking and Securities (the “Effective Time”).

2.                                      Constituent Institutions.  The name of each constituent institution to the Merger is BENEFICIAL BANK and CONESTOGA BANK.

3.                                      Name of the Resulting Institution.  The resulting institution in the Merger shall be BENEFICIAL BANK (Beneficial Bank is sometimes referred to herein as “Resulting Institution”).

4.                                      Location of Home Office and Other Offices of Resulting Institution.  The location of the principal office and other offices of the Resulting Institution are listed in Appendix A attached hereto.

5.                                      Terms and Conditions of Merger.  Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Conestoga Bank shall be merged with and into Beneficial Bank pursuant to the provisions of, and with the effect provided under, the laws of the Commonwealth of Pennsylvania.  At the Effective Time, the separate existence of Conestoga Bank shall cease and Beneficial Bank, as the Resulting Institution, shall continue unaffected and unimpaired by the Merger and shall have, without further act or deed, all the property, rights, powers, duties and obligations of Conestoga Bank and Beneficial Bank as provided for in the Pennsylvania Banking Code of 1965.

6.                                      Articles of Incorporation.  At the Effective Time, the articles of incorporation of Beneficial Bank, as in effect immediately prior to the Effective Time, shall constitute the articles of incorporation of the Resulting Institution, unless and until the same shall be amended as provided by law and the terms of such articles of incorporation.

7.                                      Bylaws.  At the Effective Time, the bylaws of Beneficial Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Resulting Institution, unless and until amended or repealed as provided by law, its charter and such bylaws.

8.                                      Trustees of Resulting Institution.  The names of the persons who shall constitute the Board of Trustees of the Resulting Institution after the Effective Time are listed in Appendix B attached hereto and shall continue to serve until their successors have been elected and qualified.

9.                                      Officers of Resulting Institution.  At the Effective Time, all officers of Beneficial Bank shall continue as officers of the Resulting Institution until such time as the Trustees of Beneficial Bank shall otherwise determine.

10.                               Effect on Outstanding Shares of Conestoga Bank Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all outstanding shares of common stock, par value $1.00 per share, of Conestoga Bank shall automatically be canceled and retired and shall cease to exist.

11.                               Effect on Outstanding Shares of Beneficial Bank Common Stock.  The shares of common stock, par value $1.00 per share, of Beneficial Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger and shall be the only issued and outstanding shares of the Resulting Institution.

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12.                               Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the Closing of the transactions under the Stock Purchase Agreement.

13.                               Termination.  This Plan of Merger shall terminate automatically upon termination of the Stock Purchase Agreement.

14.                               Amendment.  This Plan of Merger may not be amended except by an agreement in writing signed on behalf of each of the parties hereto.

15.                               Governing Law.  This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

16.                               Captions.  The captions heading the sections in this Plan of Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Merger.

17.                               Counterparts.  This Plan of Merger may be executed in two or more counterparts, any of which may be facsimile copies, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

3

IN WITNESS WHEREOF, each of the Parties has caused this Plan of Merger to be duly executed and delivered by its duly authorized officers as of the date first written above.

ATTEST:		BENEFICIAL BANK

By:
Gerard P. Cuddy
President and Chief Executive Officer

ATTEST:		CONESTOGA BANK

By:
Richard A. Elko
President and Chief Executive Officer

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APPENDIX A

Location of Home Office and Branch Offices of Resulting Institution

Home Office:

Beneficial Bank Place

1818 Market Street

Philadelphia, PA 19103

Branch Offices:

821 West Lancaster Avenue Wayne, Pennsylvania 19087	267 Main Street Exton, Pennsylvania 19341	2021 Sproul Road Broomall, Pennsylvania 19008

Chester Pike and Simpson Street Crum Lynn, Pennsylvania 19022	4733 West Chester Pike Newton Square, Pennsylvania 19073	Delmar Drive and Glenolden Ave. Folcroft, Pennsylvania 19032

1200 W. Township Line Road Havertown, Pennsylvania 19083	537 Baltimore Pike Springfield, Pennsylvania 19064	20 Woodside Road Ardmore, Pennsylvania 19003

12 East Ridge Pike Conshohocken, Pennsylvania 19428	2905 Whitehall Road Norristown, Pennsylvania 19403	1311 Bethlehem Pike Flourtown, Pennsylvania 19031

1601 The Fairway Jenkintown, Pennsylvania 19046	1600 Sumneytown Pike Lansdale, Pennsylvania 19446	901 Limekiln Pike Ambler, Pennsylvania 19002

901 Montgomery Avenue Narberth, Pennsylvania 19072	1139 Chestnut Street Philadelphia, Pennsylvania 19107	1600 Chestnut Street Philadelphia, Pennsylvania 19103

Academy and Red Lion Roads Philadelphia, Pennsylvania 19114	5873 Ridge Avenue Philadelphia, Pennsylvania 19128	7262 Frankford Avenue Philadelphia, Pennsylvania 19135

1411 Rhawn Street Philadelphia, Pennsylvania 19111	2845 Holme Avenue Philadelphia, Pennsylvania 19152	5301 Chew Avenue Philadelphia, Pennsylvania 19138

2514 Aramingo Avenue Philadelphia, Pennsylvania 19125	1901 E. Passyunk Avenue Philadelphia, Pennsylvania 19148	6401 Woodland Avenue Philadelphia, Pennsylvania 19142

7622 City Avenue Philadelphia, Pennsylvania 19151	Street and Hulmeville Roads Bensalem, Pennsylvania 19020	34 South Sycamore Street Newtown, Pennsylvania 18940

1065 West County Line Road Hatboro, Pennsylvania 19040	1560 Easton Road Warrington, Pennsylvania 18976	335 Farnsworth Avenue Bordentown, New Jersey 08505

101 Pemberton-Browns Mill Road Browns Mills, New Jersey 08015	1029 Neck Road Burlington, New Jersey 08016	3 Sunset Road and Route 541 Burlington, New Jersey 08016

809 Sunset Road Burlington, New Jersey 08016	1901 Route 70 (at Springdale Road) Cherry Hill. New Jersey 08003	818 Haddonfield Road Cherry Hill, New Jersey 08002

305 Bordentown-Chesterfield Road Chesterfield, New Jersey 08515	3002 Route 130 North Riverside, New Jersey 08075	1893 Hurffville Road Sewell, New Jersey 08080

1149 Cooper Street Beverly, New Jersey 08010	1636-61 Rte. 38 and Eayrestown Rd. Lumberton, New Jersey 08048	700 Stokes Road Medford, New Jersey 08055

53 East Main Street Moorestown, New Jersey 08057	555 High Street Mount Holly, New Jersey 08060	3220 Route 38 Mount Laurel, New Jersey 08054

4522 Church Road Moorestown, New Jersey 08057	2501 Merchantville Avenue Pennsauken Twp, New Jersey 08110	712 Broad Street Cinnaminson, New Jersey 08077

483 Cross Keys Road Sicklerville, New Jersey 08081	1841 Route 70 Vincentown, New Jersey 08088	1484 Route 206 Vincentown, New Jersey 08088

4406 Route 130 North Willingboro, New Jersey 08046

165 Pottstown Pike Chester Springs, Pennsylvania 19425	213 W. Street Road Feasterville, Pennsylvania 19053	521 E. Baltimore Pike Media, Pennsylvania 19063

1605 North Cedar Crest Rd. #619 Allentown, Pennsylvania 18104 (Commercial Lending Officer)	1033 S. Hanover Street Pottstown, Pennsylvania 19465 (Equipment Finance Office)	640 Skippack Pike Blue Bell, Pennsylvania 19422

1833 E. Passyunk Avenue Philadelphia, Pennsylvania 19148	2444 South Broad Street Philadelphia, Pennsylvania 19145	S. 21st Street & W. Passyunk Ave. Philadelphia, Pennsylvania 19145

775 S. 10th Street Philadelphia, Pennsylvania 19147	1032 Arch Street Philadelphia, Pennsylvania 19107	2301 Market Street Philadelphia, Pennsylvania 19103

1632 Walnut Street Philadelphia, Pennsylvania 19103	1835 Market Street Philadelphia, Pennsylvania 19103

APPENDIX B

Trustees of Resulting Institution

Name	Address	Year Term Expires

Edward G. Boehne	1818 Market Street, Philadelphia, PA 19103	2016
Karen Dougherty Buchholz	1818 Market Street, Philadelphia, PA 19103	2016
Gerard P. Cuddy	1818 Market Street, Philadelphia, PA 19103	2017
Michael J. Donahue	1818 Market Street, Philadelphia, PA 19103	2018
Frank A. Farnesi	1818 Market Street, Philadelphia, PA 19103	2017
Donald F. Gayhardt, Jr.	1818 Market Street, Philadelphia, PA 19103	2016
Elizabeth H. Gemmill	1818 Market Street, Philadelphia, PA 19103	2018
Thomas J. Lewis	1818 Market Street, Philadelphia, PA 19103	2017
Roy D. Yates	1818 Market Street, Philadelphia, PA 19103	2016